Exhibit 99.2

NOTICE OF ANNUAL MEETING AND

INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the

Annual Meeting of Shareholders

to be held on Friday, May 10, 2013

March 21, 2013

i

NOTICE TO SHAREHOLDERS

Effective January 1, 2011, Enerplus Resources Fund (the “Fund”) and Enerplus Corporation (the “Corporation”) completed a plan of arrangement pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under the Corporation (the “Conversion”).  Pursuant to the Conversion, each trust unit of the Fund was exchanged for one common share of the Corporation, and the Corporation has continued as the successor issuer to the Fund.  In this Information Circular, any references to “Enerplus”, when used in a historical context prior to January 1, 2011, refer to the Fund and its consolidated subsidiaries, and when used in respect of any time on or after January 1, 2011, in the present tense or prospectively, refer to Enerplus Corporation.

The Corporation has filed its audited annual consolidated financial statements for the year ended December 31, 2012 with the U.S. Securities Exchange Commission in its annual report on Form 40-F, available on the internet as an EDGAR filing at www.sec.gov, and with the Canadian securities regulatory authorities, available on the internet under the Corporation’s SEDAR profile at www.sedar.com. These financial statements are also available on the Corporation’s website at www.enerplus.com.  Any shareholder of the Corporation may receive a hard copy of its audited annual consolidated financial statements for the year ended December 31, 2012 and/or interim consolidated financial statements released throughout 2013 free of charge upon request to the Corporation at Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, Attention:  Investor Relations, or by telephone (1.800.319.6462) or email (investorrelations@enerplus.com).

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 10, 2013

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 10, 2013 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                      to receive the consolidated financial statements of the Corporation for the year ended December 31, 2012, together with the auditors’ report on those statements;

2.                                      to elect the directors of the Corporation;

3.                                      to appoint the auditors of the Corporation;

4.                                      to consider and, if thought advisable, to pass an ordinary resolution, the text of which is set forth in the Information Circular and Proxy Statement of the Corporation that accompanies this notice (the “Information Circular”), to approve all unallocated stock options under the Corporation’s stock option plan;

5.                                      to consider and, if thought advisable, to pass an ordinary resolution, the text of which is set forth in the Information Circular, to approve the continuation and amendment and restatement of the Corporation’s shareholder rights plan; and

6.                                      to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed to be passed at the Meeting are set forth in the Information Circular.  A summary of the amended and restated shareholder rights plan of the Corporation is attached as Appendix “A” to the Information Circular.

Every registered holder of Common Shares at the close of business on March 21, 2013 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting shall consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Dated at Calgary, Alberta this 21st day of March, 2013.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice President, Corporate Services,
General Counsel & Corporate Secretary

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by Enerplus Corporation (the “Corporation”) for use at the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 10, 2013, commencing at 10:00 a.m. (Calgary time), for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) accompanying this Information Circular.

Every registered holder of Common Shares at the close of business on March 21, 2013 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the transfer agent and registrar of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation’s transfer agent and registrar.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Clearing and Depository Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States, the vast majority of such Common Shares are registered under the name of The Depository Trust & Clearing Corporation or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable “voting instruction form” in lieu of the form of proxy.  Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as set forth on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.  Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting their Common Shares, a Beneficial Shareholder may attend at the Meeting as a proxyholder and vote their Common Shares in that capacity.  To do this, a Beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read “— Appointment and Revocation of Proxies” below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of the Corporation, who will not be remunerated for such solicitation.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by the Corporation.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a “Form of Proxy”) accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of the Corporation.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada (“Computershare”), at the address shown on the envelope provided, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Cut-Off.

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Shareholder (or by an attorney duly authorized in writing) or, if such Shareholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions.  If no specification has been made in any Forms of Proxy received by the Corporation, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares, which is the only type of outstanding securities that allows the holders to vote generally at meetings of Shareholders.  The Corporation’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “ERF”.  As at March 12, 2013, there were 199,216,804 Common Shares issued and outstanding.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares.  The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been derived from sources available to the Corporation.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, it may be adjourned by the Shareholders present or represented by proxy at the Meeting to a fixed place and time.  If the Meeting is adjourned for less than 30 days, no notice of the adjourned meeting will be given other than by announcement at the time of adjournment.  If the Meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as for the original Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2012, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.  See “Notice to Shareholders” in this Information Circular.

Election of Directors of the Corporation

Overview

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors” or the “Board”) is to consist of between one and 15 members.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or the director is removed at a meeting of Shareholders.  The Board’s Corporate Governance & Nominating Committee, which is currently comprised of four independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors has fixed the number of directors of the Corporation to be elected at the Meeting at twelve, and the twelve individuals named below are proposed to be elected by the Shareholders as directors of the Corporation.  Each of the nominees is “independent” within the meaning of National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Mr. Gordon J. Kerr, who is the President & Chief Executive Officer of the Corporation. On March 21, 2013, the Corporation announced Mr. Kerr’s retirement as the President & Chief Executive Officer of the Corporation and as a member of the Board effective June 30, 2013.  Mr. Dundas, currently the Executive Vice-President & Chief Operating Officer of the Corporation, has been identified to succeed Mr. Kerr as the President & Chief Executive Officer and a director of the Corporation at that time.  Pursuant to the Board’s retirement policy adopted in February 2010, Mr. Seth is not seeking re-election at the Meeting.

As described under “— Majority Voting for Directors” below, the election of each individual director of the Corporation will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the election of each of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders’ meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Corporate Governance & Nominating Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board.  In considering whether or not to accept the resignation, the Corporate Governance & Nominating Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Shareholders “withheld” votes from the election of that nominee, the existing Board composition, the length of service and the qualifications of the director whose resignation has been tendered, the director’s contributions to Enerplus and attendance at previous meetings, the Corporation’s corporate governance policies and such other skills and qualities of the director as the Corporate Governance & Nominating Committee deems to be relevant.

The Board will consider the Corporate Governance & Nominating Committee’s recommendation and make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer. In considering whether to accept the director’s offer of resignation, the Board will consider the factors considered by the Corporate Governance & Nominating Committee and such additional factors it considers to be relevant.  No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Corporate Governance & Nominating Committee or the Board.

If a director’s offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual meeting of Shareholders.  Alternatively, at the Board’s discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Shareholders at which there will be presented nominees supported by the Board to fill the vacant position or positions.  The foregoing policy does not apply in circumstances involving contested director elections.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the twelve nominees proposed to be elected as directors of the Corporation.  The number of Common Shares and, where applicable, deferred share units (“DSUs”) beneficially owned, or controlled or directed, directly or indirectly, by each proposed director is presented as of March 12, 2013 and is provided by each individual nominee.  For information regarding the compensation of the independent directors of the Corporation in 2012 and additional information regarding their equity ownership in the Corporation, see “Director Compensation and Share Ownership” in this Information Circular.  For information regarding the compensation of and equity ownership by Mr. Gordon J. Kerr, a director nominee who is the President & Chief Executive Officer of the Corporation, see “Executive Compensation” in this Information Circular.

DOUGLAS R. MARTIN

B.A., MBA, C.A.

Calgary, Alberta, Canada

Age:  68

Director since September 2000

Independent Director

Common Shares Owned:  8,675

DSUs Owned:  17,088

Mr. Martin, the Chairman of the Board of Directors of the Corporation, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000.  From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of the Corporation) in April 2000.  From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993.  Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969.  He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(1)	Meetings Attended During 2012

Board of Directors (Chairman)	11/11	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

DAVID H. BARR

B.Sc. (Mechanical Engineering)

Woodlands, Texas, U.S.A.

Age:  63

Director since July 2011

Independent Director

Common Shares Owned:  10,000

DSUs Owned:  10,833

Mr. Barr is currently a director of Logan International Inc. (“Logan”), a TSX-listed company focused on downhole tools and completion services.  Prior thereto, Mr. Barr was the President and Chief Executive Officer of Logan, and prior thereto, the Chairman of the board of directors of Logan since March 1, 2011.  Prior thereto, Mr. Barr spent approximately 36 years with Baker Hughes Incorporated (“Baker Hughes”), an NYSE-listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. He currently serves as a director of ION Geophysical Corporation, an NYSE-listed oil and gas seismic company, and Probe Technology Services, Inc., a private oil and gas services company. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Board and Committee Participation	Meetings Attended During 2012(2)

Board of Directors	11/11	(100%)
Compensation & Human Resources Committee (since May 2012)	3/3	(100%)
Safety & Social Responsibility Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee
Logan International Inc. (TSX)	Compensation Committee

EDWIN V. DODGE

B.Eng. (Civil), MBA

Vancouver, British Columbia, Canada

Age:  69

Director since May 2004

Independent Director

Common Shares Owned:  23,051

DSUs Owned:  3,179

Mr. Dodge is currently a corporate director following a 35-year career with Canadian Pacific Railway Limited (“CPR”), a Canadian national rail carrier, where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR, including Executive Vice President of Operations for Canada and the United States, as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	11/11	(100%)
Compensation & Human Resources Committee	5/5	(100%)
Safety & Social Responsibility Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

JAMES B. FRASER

B.Sc. (Petroleum Engineering), MBA

Polson, Montana, U.S.A.

Age:  59

Director since June 2012

Independent Director

Common Shares Owned:  6,754

DSUs Owned:  6,506

Mr. Fraser has over 35 years of energy industry experience and is currently a corporate director.  Mr. Fraser was the Senior Vice President for the shale division of Talisman Energy Inc.’s (a TSX and NYSE-listed oil and gas company) North American operations from September 2008 until April 2012. From 2006 to 2008, Mr. Fraser was Vice President of Operations for the southern division of Chesapeake Energy Corporation (an NYSE-listed oil and gas company) and, prior thereto, spent over 20 years at Burlington Resources Inc. (a TSX and NYSE-listed oil and gas company prior to its acquisition by ConocoPhillips Corporation in 2005) and its predecessor companies, where he held a number of senior positions, including North American Exploration Manager. Mr. Fraser holds an MBA from Regis College and a Bachelor of Science in Petroleum Engineering from the Montana School of Mines.

Board and Committee Participation	Meetings Attended During 2012(3)

Board of Directors (since June 11, 2012)	4/5	(80%)
Reserves Committee (since June 11, 2012)	1/1	(100%)
Safety & Social Responsibility Committee (since June 11, 2012)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

ROBERT B. HODGINS(4)

Honors B.A. (Business), C.A.

Calgary, Alberta, Canada

Age:  61

Director since November 2007

Independent Director

Common Shares Owned:  10,288

DSUs Owned:  10,833

Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	11/11	(100%)
Audit & Risk Management Committee (Chair)	4/4	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

AltaGas Ltd. (TSX)	Audit Committee (Chairman) and Governance Committee
Contact Exploration Inc. (TSX Venture Exchange)	Audit Committee
Cub Energy Inc. (TSX Venture Exchange)	Audit Committee (Chairman) and Reserves Committee
Lateral Capital Corp. (TSX Venture Exchange)	Audit Committee
MEG Energy Corp. (TSX)	Audit Committee (Chairman)
MGM Energy Corp. (TSX)	Audit Committee (Chairman) and Corporate Governance Committee
Santonia Energy Inc. (TSX)	Audit Committee (Chairman), Governance Committee

GORDON J. KERR(5)

B.Comm., F.C.A.

Calgary, Alberta, Canada

Age:  59

Director since May 2001

Non-Independent Director

Common Shares Owned:  133,758

DSUs Owned:  Nil

Mr. Kerr has been the President & Chief Executive Officer of Enerplus and its predecessors since May 2001. Mr. Kerr commenced employment with Enerplus and its predecessors in 1996, holding positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.  Mr. Kerr commenced employment in the oil and gas industry in 1979 and held various positions with Petromark Minerals Ltd., Bluesky Oil & Gas Ltd. and its successor, Mark Resources Inc. (“Mark”), ultimately holding the position of Vice President Finance, Chief Financial Officer and Corporate Secretary until Mark’s reorganization into EnerMark Income Fund (a predecessor of the Corporation) in 1996.  Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979.  In February 2011, Mr. Kerr was appointed a Fellow of the Institute of Chartered Accountants of Alberta.  Mr. Kerr is also a past Chairman of the Canadian Association of Petroleum Producers and a member of the Canadian Council of Chief Executive Officers.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	10/11	(91%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

SUSAN M. MACKENZIE

B.Eng. (Mechanical), MBA

Calgary, Alberta, Canada

Age:  52

Director since July 2011

Independent Director

Common Shares Owned:  6,450

DSUs Owned:  10,833

Ms. MacKenzie has been an independent consultant since September 2010.  Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., an NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles including Vice-President of Human Resources and Vice-President of In Situ Development & Operations.  Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	11/11	(100%)
Compensation & Human Resources Committee (Chair)	5/5	(100%)
Reserves Committee	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

DONALD J. NELSON

B.Sc. (Math), P.Eng.

Calgary, Alberta, Canada

Age:  64

Director since June 2012

Independent Director

Common Shares Owned:  8,000

DSUs Owned:  7,654

Mr. Nelson has over 40 years of experience in the oil and gas industry, and is the President of Fairway Resources Inc. (“Fairway”), a private oil and gas consulting services firm.  Fairway was retained as a consultant for Hawker Resources Inc. (“Hawker”) from November 2004 to March 2005, during which time Mr. Nelson was acting as Senior Vice President and Chief Operating Officer of Hawker. Prior thereto, Mr. Nelson was with Summit Resources Limited from 1996 to 2002, until its acquisition by Paramount Resources Ltd. (a TSX-listed oil and gas company), where he held the position of Vice President, Operations from 1996 to 1998 and President and Chief Executive Officer from 1998 to 2002. Mr. Nelson currently serves as director for Perpetual Energy Inc. and Keyera Corp. (both TSX-listed companies), as well as three other private companies. Mr. Nelson is a Professional Engineer, a member of the Association of Professional Engineers and Geoscientists of Alberta and of the Society of Petroleum Engineers.

Board and Committee Participation	Meetings Attended During 2012(6)

Board of Directors (since June 11, 2012)	5/5	(100%)
Compensation & Human Resources Committee (since June 11, 2012)	2/2	(100%)
Corporate Governance & Nominating Committee (since June 11, 2012)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Keyera Corp. (TSX)	Audit Committee and Health, Safety and Environment Committee
Perpetual Energy Inc. (TSX)	Environmental, Health and Safety Committee and Reserves Committee

DAVID P. O’BRIEN(7)

B.A. (Hons.), B.C.L.

Calgary, Alberta, Canada

Age:  71

Director since March 2008

Independent Director

Common Shares Owned:  16,664

DSUs Owned:  Nil

Mr. O’Brien is a corporate director. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from May 1996 to October 2001.  He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978.  He has also held senior executive positions at Petro-Canada.  Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal University, an Honourary Doctorate of Civil Law from Bishops University and an Honourary Doctorate of Laws from the University of Calgary.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	8/11	(73%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Encana Corporation (Chairman) (TSX, NYSE)	Nominating and Corporate Governance Committee (Chair), non-voting member of all other committees
Royal Bank of Canada (Chairman) (TSX, NYSE)	Corporate Governance and Public Policy Committee (Chair) and Human Resources Committee

ELLIOTT PEW

B.Sc. (Geology), M.A. (Geology)

Boerne, Texas, U.S.A.

Age:  58

Director since September 2010

Independent Director

Common Shares Owned:  9,100

DSUs Owned:  10,833

Mr. Pew is a director of Southwestern Energy Company (an NYSE-listed oil and gas company).  Mr. Pew has been a director of Common Resources III, LLC (a private oil and gas company) located in The Woodlands, Texas, since May 2010.  Prior thereto, Mr. Pew was a director of Common Resources II, LLC (a private oil and gas company).  Mr. Pew was a co-founder of Common Resources LLC and served as its Chief Operating Officer from March 2007 until it was sold in May 2010.  Prior thereto, Mr. Pew was Executive Vice President, Exploration of Newfield Exploration Company (an NYSE-listed oil and gas company) from November 2004 to December 2006 where he led the company’s diversification efforts onshore in the late 1990s in addition to leading the company’s exploration program, including the formation of the deep water Gulf of Mexico business unit.  Prior thereto, Mr. Pew was Senior Vice President, Exploration with American Exploration Corp.  Mr. Pew is a Geology graduate of Franklin and Marshall College and holds an M.A. in Geology from the University of Texas.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	11/11	(100%)
Audit & Risk Management Committee	4/4	(100%)
Reserves Committee (Chair)	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Southwestern Energy Company (NYSE)	Compensation Committee

GLEN D. ROANE

B.A., MBA

Canmore, Alberta, Canada

Age:  56

Director since June 2004

Independent Director

Common Shares Owned:  69,679

DSUs Owned:  13,476

Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including UTS Energy Corporation, Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is a director of GBC North American Fund Inc., a Canadian mutual fund corporation.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario.  Mr. Roane also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Meetings Attended During 2012

Board of Directors	10/11	(91%)
Audit & Risk Management Committee	3/4	(75%)
Corporate Governance & Nominating Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Badger Daylighting Ltd. (TSX)	Audit Committee (Chairman)
Compton Petroleum Corporation (TSX)	Audit Committee (Chairman), Reserves Committee
Logan International Inc. (TSX)	Audit Committee, Compensation and Governance Committee
SilverWillow Energy Corporation (TSX Venture Exchange)	Audit Committee (Chairman), Compensation and Governance Committee

SHELDON B. STEEVES

B. Sc. (Geology)

Calgary, Alberta, Canada

Age:  59

Director since June 2012

Independent Director

Common Shares Owned:  Nil

DSUs Owned:  7,654

Mr. Steeves has over 37 years of experience in the North American oil and gas industry and is currently a director of Tamarack Valley Energy Ltd., a TSX-listed Canadian oil and gas company with operations in the Western Canadian Sedimentary Basin. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Board and Committee Participation	Meetings Attended During 2012(8)

Board of Directors (since June 11, 2012)	5/5	(100%)
Audit & Risk Management Committee (since June 11, 2012)	2/2	(100%)
Safety & Social Responsibility Committee (since June 11, 2012)	1/1	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Tamarack Valley Energy Ltd. (TSX Venture)	Compensation and Governance Committee and Reserves Committee

Notes:

(1)         As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.  Mr. Martin is not compensated for attendance at Board committee meetings.

(2)         Mr. Barr was appointed as a member of the Compensation & Human Resources Committee on May 10, 2012.  Since then, the Compensation & Human Resources Committee held three meetings.

(3)         Mr. Fraser was appointed to the Board and as a member of the Reserves Committee and the Safety & Social Responsibility Committee on June 11, 2012.  Since then, the Board, the Reserves Committee and the Safety & Social Responsibility Committee held five, one and one meetings, respectively.

(4)         Mr. Hodgins was a director of Skope Energy Inc. (“Skope”) in November 2012 when Skope entered into a settlement agreement with Pine Cliff Energy Ltd. (“Pine Cliff”) and filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  A plan for compromise and arrangement under the CCAA filed by Pine Cliff and Skope was accepted by the Court of Queen’s Bench of Alberta on January 15, 2013, received the requisite approval of Skope’s creditors on February 15, 2013 and came into effect on February 20, 2013.  Mr. Hodgins resigned as a director of Skope on February 19, 2013.

(5)         On March 21, 2013, the Corporation announced Mr. Kerr’s retirement as the President & Chief Executive Officer of the Corporation and as a member of the Board effective June 30, 2013.

(6)         Mr. Nelson was appointed to the Board and as a member of the Compensation & Human Resources Committee and the Corporate Governance & Nominating Committee on June 11, 2012.  Since then, the Board, the Compensation & Human Resources Committee and the Corporate Governance & Nominating Committee held five, two and one meetings, respectively.

(7)         Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the CCAA.  Mr. O’Brien resigned as a director from Air Canada in November 2003.

(8)         Mr. Steeves was appointed to the Board and as a member of the Audit & Risk Management Committee and the Safety & Social Responsibility Committee on June 11, 2012.  Since then, the Board, the Audit & Risk Management Committee and the Safety & Social Responsibility Committee held five, two and one meetings, respectively.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint Deloitte LLP, Independent Registered Chartered Accountants (“Deloitte”), as auditors of the Corporation until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors upon the recommendation of the Audit & Risk Management Committee.  Deloitte are currently the auditors of the Corporation and were first appointed as auditors of Enerplus effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the appointment of Deloitte as auditors of the Corporation.

The fees paid by the Corporation to Deloitte for professional services rendered in the Corporation’s last two fiscal years are as follows:

	2012	2011
	(in $ thousands)
Audit fees(1)	$809.9	$855.8
Audit-related fees(2)	—	—
Tax fees(3)	678.9	504.7
All other fees(4)	—	—
	$1,488.8	$1,360.5

Notes:

(1)         Audit fees were for professional services rendered by Deloitte for the audit of the Corporation’s annual financial statements and reviews of the Corporation’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)         Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under “Audit fees” above.

(3)         Tax fees were for tax compliance, tax advice and tax planning.

(4)         All other fees are fees for products and services provided by the Corporation’s auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

Certain information regarding the Audit & Risk Management Committee is contained in this Information Circular under the heading “Statement of Corporate Governance Practices — Committees of the Board — Audit & Risk Management Committee”.  Additionally, certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”) of the Canadian Securities Administrators is contained in the Corporation’s Annual Information Form for the year ended December 31, 2012 dated February 22, 2013, an electronic copy of which is available on the internet under the Corporation’s SEDAR profile at www.sedar.com, in the Corporation’s annual report on Form 40-F filed on EDGAR at www.sec.gov and on the Corporation’s website at www.enerplus.com.

Approval of Unallocated Options under the Stock Option Plan

Background

In connection with the Conversion, the Corporation adopted a stock option plan dated effective January 1, 2011 (the “Stock Option Plan”).  The Stock Option Plan was approved by the unitholders of the Fund concurrently with their approval of the Conversion on December 9, 2010.  The Stock Option Plan is described under “Executive Compensation — Incentive Plan Awards — Description of Incentive Plans — Stock Option Plan” below.  Because the Stock Option Plan provides that a fixed percentage of the issued and outstanding Common Shares will be reserved for issuance thereunder rather than a fixed maximum number of Common Shares, the TSX requires a majority of the Board and Shareholders to approve, every three years, the unallocated stock options to acquire Common Shares (“Options”) under the Stock Option Plan.

The number of unallocated Options is calculated by subtracting the number of Options that have been granted and are outstanding at any given time and the number of Common Shares that are reserved for issuance pursuant to other securities based compensation arrangements where Common Shares may be issued from treasury (i.e. the Incentive Rights under the Corporation’s Incentive Rights Plan, as such terms are defined in this Information Circular) from the number that represents 10% of the issued and outstanding Common Shares at the time.  As at March 12, 2013, Options and Incentive Rights to purchase an aggregate of 16,417,307 Common Shares (equal to approximately 8.2% of the outstanding Common Shares) were outstanding under the Stock Option Plan, leaving unallocated Options to purchase 3,504,373 Common Shares (equal to approximately 1.8% of the outstanding Common Shares) available for future grants based on the number of outstanding Common Shares as of such date.

Shareholder approval will be sought at the Meeting to approve all unallocated Options under the Stock Option Plan.  If the Shareholder approval is obtained at the Meeting, the Corporation will not be required to seek further approval for the grant of unallocated Options under the Stock Option Plan until May 10, 2016.  If the Shareholder approval is not obtained at the Meeting, Options which have not been allocated as of May 10, 2013 and Options which are outstanding as of May 10, 2013 and subsequently expire or are exercised, terminated or cancelled will not be available for a new grant of Options.  Previously granted and allocated Options will continue to be unaffected by the approval of, or the failure to approve, the proposed resolution below.  As described under “Executive Compensation — Compensation Discussion and Analysis” below, the Stock Option Plan is an important component of the Corporation’s overall compensation structure and is critical to its ability to attract and retain qualified and dedicated personnel.  If approval of the unallocated Options is not obtained at the Meeting, the Corporation may need to pursue substitute forms of incentive which may prove to be less effective and more costly to the Corporation.  In light of the foregoing, at the meeting held on March 20, 2013, the Board unanimously approved all unallocated Options under the Stock Option Plan.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval of the unallocated Options under the Stock Option Plan.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                      all unallocated stock options under the Stock Option Plan of Enerplus Corporation (the “Corporation”) be and are hereby approved and authorized, which approval and authorization shall be effective until May 10, 2016; and

2.                                      any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval of the unallocated Options under the Stock Option Plan is required under the rules and policies of the TSX.  To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.  The Board of Directors recommends that you vote FOR the ordinary resolution to approve the unallocated Options under the Stock Option Plan.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval of all unallocated Options under the Stock Option Plan.

Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan

Background and Purpose of the Shareholder Rights Plan

In connection with the Conversion, the Corporation adopted a shareholder rights plan dated effective as of January 1, 2011 pursuant to the shareholder rights plan agreement between the Corporation and Computershare, as rights agent, dated effective as of January 1, 2011 (the “Existing Rights Plan”). The Existing Rights Plan was approved by the unitholders of the Fund concurrently with their approval of the Conversion on December 9, 2010.

At the Meeting, the Corporation will be seeking the approval of the Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain minor amendments to the Existing Rights Plan as described below under “— Proposed Amendments”.  The amended and restated plan is referred to herein as the “Rights Plan”. With the exception of the minor amendments described herein, the Rights Plan is identical to the Existing Rights Plan.

The primary objectives of the Rights Plan are to provide the Board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation, and to provide every Shareholder with an equal opportunity to participate in such a bid.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Directors to prepare an adequate response.  Such offers may result in Shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Corporation.  The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.  This potential is created through the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “permitted bid” under the Rights Plan and, therefore, meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a “permitted bid” but is negotiated with the Corporation and has been exempted by the Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Common Shares will be required to leave the offer open for acceptance for at least 35 days. To qualify as a “permitted bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days.  The Board of Directors believes that the statutory minimum period of 35 days may be insufficient for the Board of Directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or other securities of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders. The additional time afforded under a “permitted bid” is intended to address these concerns by providing the Board of Directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The approval of the Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Corporation.  The proposed approval of the Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Corporation, to secure the continuance of management or the Board of Directors in their respective offices, or to deter fair offers for the Common Shares.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions.  Management of the Corporation has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada, with respect to shareholder rights plan design and, with the exception of the proposed amendments described below, has determined that there have been few changes, if any, to those practices since late 2010.  The Board unanimously determined, at the meeting held on March 20, 2013, it is appropriate and in the best interests of the Shareholders that the Rights Plan be approved to continue for the next three years.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Rights Plan:

•                  the definition of “Expiration Time” and the date on which future Shareholder approval is required to ratify the continued existence of the Rights Plan have been revised to specify that such events will occur at the annual meeting of the Corporation’s Shareholders in the year 2016. However, if the requisite Shareholder approval is obtained to continue the Rights Plan at the annual meeting of the Corporation’s Shareholders in 2016 and at every third annual meeting thereafter, the Rights Plan shall continue in effect until the end of any such Shareholder meeting where the requisite approval is not obtained or the Rights Plan is otherwise terminated in accordance with its terms;

•                  the definition of “Permitted Lock-up Agreement” has been amended to include Convertible Securities (as such term is defined in the Rights Plan) as securities of the Corporation that may be the subject of a Permitted-Lock-up Agreement, in addition to Common Shares;

•                  any references in the Existing Rights Plan to a “dividend reinvestment plan” have been supplemented in the Rights Plan by also including a reference to the Corporation’s stock dividend program; and

•                  certain other amendments of a non-substantive, “housekeeping” nature have been made to provide for greater clarity and consistency.

As previously noted, other than the minor amendments as described above, the Rights Plan is identical to the Existing Rights Plan. A copy of the Existing Rights Plan is available under the Corporation’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov, as well as on the Corporation’s website at www.enerplus.com under “Corporate Governance”.

The Corporation may amend the terms of the proposed Rights Plan as described herein and as summarized in Appendix “A” to this Information Circular prior to approval of the Rights Plan at the Meeting pursuant to any comments it may receive from any regulatory authority or as any executive officer or director of the Corporation may deem necessary.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution relating to the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan as set forth above.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                    the shareholder rights plan of Enerplus Corporation (the “Corporation”) be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 10, 2013 between the Corporation and Computershare Trust Company of Canada, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated effective January 1, 2011 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.                                     any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval to ratify the continuance of the Existing Rights Plan, as amended as described herein, in the form of the Rights Plan is required under the Existing Rights Plan.  To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by (i) the “Independent Shareholders” (as defined in the

Existing Rights Plan, but generally meaning any Shareholder other than an “Acquiring Person” (as defined in the Existing Rights Plan) or a person making a take-over bid for the Corporation, and their associates and affiliates), and (ii) all holders of Common Shares, in each case present in person or by proxy at the Meeting.  See Appendix “A” to this Information Circular. The Corporation is not currently aware of any Shareholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the ratification of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan or any Shareholders that would not qualify as Independent Shareholders.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan.  The persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, intend to vote FOR the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Rights Plan.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Overview

The Board, through the Corporate Governance & Nominating Committee, and considering information from external consultants, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

•                  attract and retain the services of highly qualified individuals;

•                  compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•                  align the interests of the directors with the Shareholders.

Unlike compensation for the Corporation’s executive officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making. Common Share ownership, required through ownership guidelines, serves to align the directors’ interests with the Shareholders.  The Corporate Governance & Nominating Committee annually reviews director compensation relative to a comparator group for purposes of benchmarking and targets the median of the comparator group, based on total compensation, to set compensation policy for the directors.

A portion of each independent director’s total annual compensation set forth in the Director Summary Compensation Table below is paid in cash and a portion is paid in equity of the Corporation.  See “— Cash Fees and Retainers” and “— Incentive Plan Awards” below.  Consistent with the philosophy described above, the independent directors of the Corporation do not receive grants of Options under the Corporation’s Stock Option Plan nor were they eligible to receive any grants of Incentive Rights under the Corporation’s Rights Incentive Plan prior to January 1, 2011, all as defined and described under “Executive Compensation” below.  No independent directors currently hold any Incentive Rights or Options, and each of the Rights Incentive Plan and Stock Option Plan provides that independent directors of the Corporation are not eligible to receive grants of Incentive Rights or Options, respectively.

Mr. Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any retainers, fees, equity payments or other compensation in his capacity as a director of the Corporation.  Accordingly, the disclosure set forth below with respect to compensation paid to directors of the Corporation in 2012 does not refer to any compensation paid to Mr. Kerr in his capacity as a director of the Corporation and only refers to the other independent directors.  For information on Mr. Kerr’s compensation in 2012 in his capacity as President & Chief Executive Officer of the Corporation, as well as Mr. Kerr’s equity holdings in the Corporation, see “Executive Compensation”.

Cash Fees and Retainers

In 2012, each of the directors of the Corporation was paid an annual cash retainer of $35,000, except that the Chairman of the Board of Directors received a $120,000 annual cash retainer.  Those directors acting as Chair of a committee received an additional annual retainer of $10,000, except for the Chair of the Audit & Risk Management Committee who received an annual retainer of $20,000.  The directors also received an annual meeting fee of $25,000 for all Board and Board committee meetings attended in 2012.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2012, the Corporation paid a total of $1,845,995 to the directors in annual compensation, which includes a total of $565,144 in respect of annual cash retainers (with an aggregate of $58,750 paid to those directors who acted as Chair of a committee of the Corporation) and a total of $300,996 in remuneration to the directors for their attendance at Board and Board committee meetings.  This includes fees and retainers paid to Messrs. West, Wheeler, Woitas and Zorich, who left the Board in May 2012, and fees and retainers paid to Messrs. Fraser, Nelson and Steeves, who were appointed to the Board in June 2012.

Incentive Plan Awards

In order to facilitate the equity ownership requirement described below under “— Common Share and DSU Ownership” and to further align the directors’ interests with those of the Shareholders, the Corporation utilizes a Director Share Plan dated January 1, 2011 (the “Director Share Plan”) and the Deferred Share Unit Plan for Directors dated effective December 31, 2010 (the “DSU Plan”).  A director may elect to receive the non-cash portion ($97,500 for each director and $125,000 for the Chairman of the Board as of January 2013 and, prior thereto, $80,000 for each director and $100,000 for the Chairman of the Board) of his or her overall annual compensation in either Common Shares paid under the Director Share Plan or DSUs pursuant to the DSU Plan, or a combination of both.

Director Share Plan

Under the Director Share Plan, on an annual basis, the Corporation purchases Common Shares on the TSX for payment to eligible directors who have elected to be paid all or portion of their annual non-cash retainer in Common Shares.  All Common Shares paid to directors pursuant to the Director Share Plan are purchased by the Corporation on the TSX and are not issued from treasury, and such securities are not subject to any transfer or resale restrictions imposed on the directors.

For 2012, Common Share payments under the Director Share Plan were considered to be share-based awards under an equity incentive plan, which awards vested and were paid immediately as described in the table below under “— Summary Compensation Table and Vested Incentive Plan Awards”.  Accordingly, no such awards were outstanding as at December 31, 2012.

Deferred Share Unit Plan for Directors

The Corporation has adopted the DSU Plan, under which DSUs may be granted to directors as all or part of their non-cash annual retainers.  Under the DSU Plan, a director must elect, prior to the relevant calendar year, whether he or she desires to be paid all or a portion of his or her non-cash retainer for such year in the form of DSUs, with the portion not to be paid in DSUs to be paid in Common Shares pursuant to the Director Share Plan.

A DSU is a notional or “phantom” Common Share credited by the Corporation to a director by way of a bookkeeping entry.  The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year.  When a director ceases to be a director of the Corporation for any reason, the director will receive a cash payment in respect of each DSU credited to such director equal to the weighted average trading price of the Common Shares on the TSX for the ten trading days preceding the termination date as a director of the Corporation, plus a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant.

For 2012, DSUs granted under the DSU Plan were considered to be share-based awards under an equity incentive plan, which awards vested immediately but which have not been paid out, as described in the table below under “— Summary Compensation Table and Vested Incentive Plan Awards”.  The table also provides information with respect to the DSUs outstanding as at December 31, 2012.

Summary Compensation Table and Vested Incentive Plan Awards

The following table summarizes the aggregate compensation provided to each of the independent directors of the Corporation in respect of 2012.  As stated above, Mr. Gordon J. Kerr, a director and the President & Chief Executive Officer of the Corporation, does not receive any compensation in his capacity as a director of the Corporation.  The table sets forth the amount of the cash fees and annual retainer paid to, and the value of the awards that vested or were earned under the Director Share Plan and the DSU Plan, as applicable, by, each independent director in respect of 2012.  The table also sets forth the value of DSUs that vested in 2012 but have not been paid out in accordance with the terms of the DSU Plan.  No director was awarded any other compensation in respect of 2012.

Director Summary Compensation Table

Name	Fees earned(1) ($)	Share-Based Awards(2) (Value awarded, and vested or earned, during the year) ($)		Total Compensation in 2012 ($)	Share-Based Awards(4) (Value of awarded, and vested or earned, awards not paid out during the year) ($)
David H. Barr	60,000	80,000		140,000	80,000
Edwin V. Dodge	70,000	80,000		150,000	—
James B. Fraser	33,297	44,395	(3)	77,692	—
Robert B. Hodgins	80,000	80,000		160,000	80,000
Susan M. MacKenzie	65,000	80,000		145,000	80,000
Douglas R. Martin	145,000	100,000		245,000	100,000
Donald J. Nelson	33,297	44,395	(3)	77,692	—
David P. O’Brien	60,000	80,000		140,000	—
Elliott Pew	65,000	80,000		145,000	80,000
Glen D. Roane	70,000	80,000		150,000	80,000
W.C. (Mike) Seth	65,000	80,000		145,000	80,000
Sheldon B. Steeves	33,297	44,395	(3)	77,692	—
Donald T. West(5)	15,000	26,667		41,667	26,667
Harry B. Wheeler(5)	22,500	26,667		49,167	26,667
Clayton H. Woitas(5)	22,500	26,667		49,167	26,667
Robert L. Zorich(5)	26,250	26,667		52,917	—

Notes:

(1)         Includes Board, Board committee annual retainers (including Chair retainers) and meeting attendance fees.  See “— Cash Fees and Retainers” above.

(2)         Represents the value of Common Shares purchased for directors by the Corporation pursuant to the Director Share Plan and the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash retainer in DSUs in respect of 2012 compensation.  See “— Incentive Plan Awards — Director Share Plan” and “— Incentive Plan Awards — Deferred Share Unit Plan for Directors” above.

(3)         Messrs. Fraser, Nelson and Steeves became directors of the Corporation on June 11, 2012 and each received a prorated cash payment of $44,395 in lieu of Common Shares.

(4)         Represents the value of DSUs credited under the DSU Plan to those directors who had elected to receive a portion of their non-cash compensation in DSUs.  The value is calculated by dividing the dollar value of the portion of the directors’ non-cash retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2011, which was $25.17.  See “— Incentive Plan Awards — Deferred Share Unit Plan for Directors” above.

(5)         Mr. West passed away in April 2012.  Messrs. Wheeler, Woitas and Zorich did not stand for re-election to the Board at the annual meeting of Shareholders held in May 2012.

Common Share and DSU Ownership

In order to further align the directors’ interests with those of Shareholders, directors are required to hold an interest in Common Shares equal to three times their total annual retainer of $115,000 (comprised of annual cash retainer of $35,000 and an annual non-cash retainer of $80,000) for each director except for the Chairman, whose annual retainer is $220,000 (comprised of annual cash retainer of $120,000 and an annual non-cash retainer of $100,000).  This ownership requirement must be satisfied within five years of February 25, 2010 (the effective date of a change in this requirement) or the date of a director’s election to the Board, whichever is later. DSUs granted to a director under the DSU Plan count towards such ownership requirement.  The value of a director’s equity holdings for the purpose of the director ownership requirement is calculated based on the higher of the market value of the Common Shares on the TSX or their original purchase price (and in the case of DSUs, their grant date fair value).  Mr. Gordon J. Kerr, a director who is also the President & Chief Executive Officer of the Corporation, is required to maintain three times his annual salary in Common Shares.  Currently, all members of the Board of Directors are in compliance with the director ownership requirements as described above or have until February 25, 2015 (or, in the case of Mr. Barr and Ms. MacKenzie, until July 1, 2016 and, in the case of Messrs. Fraser, Nelson and Steeves, until June 11, 2017) to reach the prescribed ownership level.  The following table sets forth the number and value of Common Shares and DSUs beneficially owned by each of the twelve independent directors as at March 12, 2013.  For information regarding Mr. Kerr’s equity ownership, see “Executive Compensation — Compensation Discussion and Analysis — Ownership Guidelines”.

Common Share and DSU Ownership

Name	Share Ownership Value Requirement ($)	Number of Common Shares Owned (#)	Number of DSUs Owned (#)	Value of Common Shares and DSUs Owned (1) ($)
David H. Barr	345,000	10,000	10,833	328,657
Edwin V. Dodge	345,000	23,051	3,179	659,749
Jim Fraser	345,000	6,754	6,506	197,441
Robert B. Hodgins	345,000	10,288	10,833	477,030
Susan M. MacKenzie	345,000	6,450	10,833	286,160
Douglas R. Martin	660,000	8,675	17,088	652,114
Donald J. Nelson	345,000	8,000	7,654	233,088
David P. O’Brien	345,000	16,664	—	681,384
Elliott Pew	345,000	9,100	10,833	414,963
Glen D. Roane	345,000	69,679	13,476	1,966,542
W.C. (Mike) Seth	345,000	11,770	13,476	686,971
Sheldon B. Steeves	345,000	—	7,654	96,874

Note:

(1)         Based on the closing price of the Common Shares on the TSX of $14.89 per Common Share on March 12, 2013 or their book value at the time of acquisition, whichever is higher.

EXECUTIVE COMPENSATION

Overview and Compensation Governance

The Corporation’s Compensation & Human Resources Committee (the “Committee”) currently consists of Ms. MacKenzie (as Chair) and Messrs. Dodge, Barr and Nelson, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding employee and executive compensation matters.  The Committee recommends the structure and ensures the appropriateness of executive compensation arrangements, having regard for the associated risks and responsibilities. For additional information on the responsibilities, powers and operations of the Committee see “Statement of Corporate Governance Practices — Committees of the Board — Compensation & Human Resources Committee”.

The Committee members’ experience in leadership roles during their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.  Further information on the experience and skills of each member of the Committee is provided in their respective biographies under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation” above.

The President & Chief Executive Officer (“CEO”) of the Corporation presents recommendations and rationale to the Committee regarding salary adjustments, short-term and long-term incentive grants for the executive officers (other than the CEO), and seeks approval for aggregated amounts for these compensation elements for other employees. The CEO may also recommend to the Board changes to compensation programs from time to time. The Committee discusses these recommendations with the CEO and, in an in-camera session, decides on the compensation amounts to be recommended to the Board of Directors for approval.

The Compensation Discussion and Analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for the Corporation’s executive officers, including the following executive officers of the Corporation in 2012 (the “Named Executive Officers”) in respect of whom compensation information is provided in this Information Circular:

•                                         Gordon J. Kerr:  President & CEO;

•                                          Ian C. Dundas:  Executive Vice-President & Chief Operating Officer (“COO”);

•                                          Robert J. Waters:  Senior Vice-President & Chief Financial Officer (“CFO”);

•                                          Raymond J. Daniels:  Senior Vice-President, Operations; and

•                                          Eric G. Le Dain:  Senior Vice-President, Strategic Planning, Reserves & Marketing.

The Named Executive Officers consist of the CEO, the CFO and the three other most highly compensated executive officers of the Corporation in 2012.  For 2012, the aggregate remuneration paid to the Named Executive Officers by the Corporation was $10,143,387.

On March 21, 2013, the Corporation announced Mr. Kerr’s retirement as the President & CEO and a member of the Board effective June 30, 2013.  The Corporation has identified Mr. Dundas to succeed him as the President & CEO and a director at that time.

Glossary of Terms

In this Information Circular, in addition to capitalized terms defined elsewhere in this Information Circular, the following terms have the meanings set forth below:

“boe” means barrels of oil equivalent, with six thousand cubic feet (“6 mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent, and “MMboe” means millions of barrels of oil equivalent.  A boe conversion ratio of 6 mcf:  1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value;

“Executive PSU Plan” means the Corporation’s 2011 Executive Performance Share Unit Plan dated effective January 1, 2011;

“Executive RSU Plan” means the Corporation’s Executive Restricted Share Unit Plan (prior to January 1, 2011, Enerplus’ Executive Restricted Trust Unit Plan (the “Executive RTU Plan”)) dated effective January 1, 2009, as amended and restated effective January 1, 2011, as amended effective June 1, 2011;

“Incentive Rights” means rights to acquire Common Shares (or Trust Units if prior to January 1, 2011) granted under the Rights Incentive Plan (or TURIP if prior to January 1, 2011);

“Options” means stock options to acquire Common Shares under the Stock Option Plan;

“PSUs” means notional performance share units granted pursuant to the Executive PSU Plan;

“Rights Incentive Plan” means the Corporation’s Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan (the “TURIP”)) dated effective June 21, 2001, as amended and restated effective January 1, 2011;

“RSUs” means notional restricted common shares and, prior to January 1, 2011, notional restricted trust units, granted pursuant to the Executive RSU Plan or the Executive RTU Plan, as applicable;

“Savings Plan” means the Corporation’s employee savings plan;

“Stock Option Plan” means the Corporation’s Stock Option Plan dated effective January 1, 2011;

“Trust Unit” means a trust unit in the capital of Enerplus Resources Fund, the predecessor of the Corporation, each of which was exchanged for one Common Share of the Corporation pursuant to the Conversion on January 1, 2011; and

“TSR” means total shareholder return calculated as the Common Share appreciation (or depreciation), as applicable, received by Shareholders over the relevant period plus the value of cash dividends divided by the Common Share at the beginning of the relevant period.

Compensation Discussion and Analysis

Executive Summary

Strategic Direction

The key elements of the Corporation’s business strategy are to: deliver return to its Shareholders through a combination of growth and income; improve the profitability of its business through increased focus on the Corporation’s core areas and strong operational execution; actively manage the Corporation’s portfolio of assets to increase the focus and provide opportunities for future growth; and maintain financial strength to facilitate execution of plans both in the near and long term.

Year in Review

The Corporation continued to enhance its asset base during 2012 with various acquisition and disposition activities.  During the fourth quarter of 2012, the Corporation disposed of its non-core crude oil assets located in Manitoba for proceeds of approximately $218 million, which included approximately 1,600 boe/day of production.  Concurrent with this transaction, the Corporation acquired additional working interests in the Sleeping Giant area in Montana for approximately $118 million, which increased the total working interest of the Corporation in this property to approximately 90% and included incremental production of 1,550 boe/day.

In 2012, the Corporation also completed a number of initiatives to preserve financial flexibility given its 2012 capital spending budget and lower funds flow resulting from depressed natural gas prices.  In February 2012, the Corporation completed an equity offering, raising aggregate net proceeds of approximately $331 million. In May 2012, the Corporation completed a private placement of senior unsecured notes in the aggregate principal amount of approximately $405 million. In July 2012, the Corporation reduced its monthly dividend to $0.09 per Common Share from $0.18 per Common Share and implemented a stock dividend program, which replaced the Corporation’s dividend reinvestment program, to provide additional liquidity to the Corporation.

The fiscal year of 2012 presented a significant challenge for the Corporation in terms of total shareholder return.  The Corporation’s TSR for 2012 was — 43%.  This challenge was shared by many other participants in the industry.  Amongst the Corporation’s Corporate Performance Comparator Group (as defined below), TSR of six of the eight comparator companies was between — 47% and — 31% in 2012.

The Corporation’s corporate performance in 2012 impacted the compensation elements outlined in this Compensation Discussion and Analysis as follows:

•                                          Base salary and long-term incentives: the base salary increases made effective March 1, 2012 and long-term incentive awards shown in the Summary Compensation Table for 2012 were approved by the Board in February 2012 and were based in part on 2011 corporate performance. Based on the Corporation’s 2012 TSR, the Board resolved to maintain salaries for the CEO, COO and CFO at existing levels, and to increase salaries for both of the other Senior Vice-Presidents by 3.0% for 2013. The aggregate fair value on the date of grant of long-term incentive awards granted to the Named Executive Officers in July 2012 and March 2013 in respect of 2013 compensation (to be disclosed in the Corporation’s information circular and proxy statement in respect of the 2014 shareholder meeting), which is impacted by 2012 corporate performance, was 2.5% lower than awards made in March 2012, despite increases to target long-term incentives in order to align the Corporation’s targets with market compensation levels; and

•                                          Short-term incentives:  the short-term incentive payments shown in the Summary Compensation Table for 2012 were approved by the Board in February 2013 and were based, in part, on the Corporation’s 2012 Corporate Performance Rating of 0.8. The aggregate value of short-term incentives awarded to the Named Executive Officers in respect of 2012 was 20.6% lower than short-term incentives awarded in respect of 2011.

Compensation Philosophy

The Corporation’s executive compensation programs are designed to align the short-term, mid-term and long-term actions and decisions of executives with the goal of maximizing value for Shareholders.  The Corporation believes that in order to achieve this goal, its executive compensation must:

•                                          pay for performance;

•                                          be effective in attracting and retaining highly qualified executive talent;

•                                          motivate executives by providing incentives and rewarding executives for implementing the Corporation’s business strategy and increasing value for Shareholders; and

•                                          be competitive with industry peers.

The Corporation’s compensation philosophy balances short-term performance with mid-term and long-term Shareholder value creation.  The short-term incentive program predominantly rewards execution of the annual business plan with assessment based on several factors.  These factors include a number of key operational metrics, TSR compared to an industry peer group, and execution of the Corporation’s strategic initiatives.

The Corporation’s long-term incentive plans are designed to both incent executives to grow TSR over time and to motivate and retain executives.  With respect to 2012 compensation, the long-term incentive plans were designed to accomplish this through grants made to executives under the Stock Option Plan and the Executive PSU Plan.  These plans are explained in detail in the section below entitled “— Incentive Plan Awards”.

In combination, these programs are designed to motivate, retain and reward executives based on performance and execution of the annual business plan and the execution of long-term strategies that deliver Shareholder value over time.

Compensation Principles

In accordance with the compensation philosophy, the Corporation adheres to the following five key compensation principles:

•                                          pay “at risk” — where a meaningful portion of the compensation package is contingent upon corporate and individual performance;

•                                          performance measurement — aligning compensation outcomes with the achievement of corporate goals over the short-, mid- and long-term periods;

•                                          equity alignment — significant equity ownership among all executives, including the Named Executive Officers, to ensure that executives’ financial interests are aligned with those of Shareholders;

•                                          retention — ensure that the Corporation’s executive compensation programs provide adequate incentive for executive retention; and

•                                          reasonable benefit entitlements — provide a savings plan, health benefits and severance agreements that are within industry norms.

Each of the above principles, and the discussion of the Corporation’s alignment with such principles, is set forth in further detail below.

Pay at Risk

The Corporation ensures that a meaningful portion of executive pay is “at risk” by having a significant percentage of the executives’ total compensation comprised of short- and long-term incentives, a substantial portion, and in the case of the long-term incentives all, of which have a link to the Corporation’s TSR. For the 2012 performance year, the following shows the mix of compensation components for the Named Executive Officers, assuming target award levels:

Note:

(1)         The components of the executive compensation package are described in detail in the section below entitled “— Compensation Elements and Compensation Decisions”.

Compensation represented by grants of short-term and long-term incentives is considered “at risk” because such factors as TSR, performance against operational metrics and delivery on strategic goals are all considered by the Committee and the Board in determining the Corporation’s annual Corporate Performance Rating which, in addition to the individual performance component, impacts the payout levels under the Corporation’s short-term incentive plan. See “— Short-Term Incentives” below.  In addition, the Corporation’s TSR performance is considered by the Committee and the Board on a three-year basis in establishing a payout level under the Executive PSU Plan for a particular compensation year.  Furthermore, the Corporation’s Common Share price performance impacts the realizable value of Options granted to the executives under the Stock Option Plan.

The pay “at risk” concept is demonstrated on comparison of value of long-term incentives awarded compared to realized value of such incentives. The realized value of Options and PSUs are linked to TSR, and in the case of PSUs, relative TSR.  The following chart shows that the actual long-term incentive value realized over the past five years by the CEO has been significantly lower than the award values included as “grant date fair value” in the Summary Compensation Table for those years.

Notes:

(1)         The “Value Awarded” shown above corresponds to the aggregate grant date fair value of share and option-based awards disclosed in the Summary Compensation Table for the years 2008 to 2012.

(2)         The “Actual Realized” shown above reflects the aggregate value of vested and exercised awards, as applicable, paid over the years 2008 to 2012 and corresponds to the value realized upon exercise of option-based awards, and value vesting during the year of share-based awards as disclosed by Enerplus in the “Incentive Plan Awards — Value Vested or Earned During the Year” tables for the years 2008 to 2012.

Performance Measurement

The Committee and the Board participate in the annual corporate goal setting process, and evaluate Corporate performance on the following three categories of metrics:

•                                          execution on strategic initiatives;

•                                          operational performance, on both an absolute and relative basis; and

•                                          relative total shareholder return.

The Committee uses a scorecard approach to assess corporate performance in conjunction with informed judgment to arrive at a Corporate Performance Rating.  For the year 2012, based on the recommendation of the Committee, the Board approved a Corporate Performance Rating of 0.8.  This rating is premised on the Corporation generally meeting or exceeding its strategic objectives, generally meeting operating performance objectives and underperforming in respect of the Corporation’s expected TSR.  For further information on the short-term incentive plan and the 2012 corporate performance assessment, refer to “— Compensation Elements and Compensation Decisions — Short-Term Incentives”.

The Corporation’s TSR also impacts payouts under the Stock Option Plan and Executive PSU Plan.  Awards of PSUs under the Executive PSU Plan formed 50% of the intended value of the long-term incentives awarded to executives, including the Named Executive Officers, in 2012, with TSR relative to a defined peer group over a three-year period being the performance measure.  Options are linked to TSR through Common Share price changes.  Options only become “in-the-money” when the Common Share price has increased from the price at the date of award.  See “— Incentive Plan Awards — Description of Incentive Plans — Executive Performance Share Unit Plan” and “— Incentive Plan Awards — Description of Incentive Plans — Stock Option Plan.”

Equity Alignment

The Board has adopted share ownership guidelines for all of the Corporation’s executives, including the Named Executive Officers, to enhance alignment of executive and Shareholder interests. These guidelines state that each of the following levels of executives must hold equity valued at the following minimum multiples of salary:  CEO — three times base salary; COO, CFO and other Senior Vice-Presidents — two times base salary; and Vice-Presidents — one time base salary.  Additionally, all officers of the Corporation are prohibited from entering into any hedging transactions that would potentially reduce the risk associated with that individual’s security holdings. For further details, refer to “— Ownership Guidelines”.

Retention

Long-term incentive awards form an important part of the Corporation’s executive retention strategy. In order to ensure leadership continuity in executive and other key positions, the Corporation also engages in a succession planning process throughout the year. This includes assessing potential internal candidates and their qualifications, and setting development plans for potential succession candidates. The Committee reviews the Corporation’s succession plans on an annual basis at the August Committee meeting.

During 2012, the Board recognized the macro-economic environment’s impact on the Corporation’s share price and, as a consequence, the impact on employee and executive compensation, as well as the importance of retaining organizational capacity to execute the Corporation’s objectives.  In order to balance the Corporation’s retention considerations with Shareholder interests, instead of providing an additional long-term incentive award, the Corporation advanced a portion of the 2013 annual long-term incentive awards to its employees and executives in July 2012, which awards would normally be granted in March 2013.  Details regarding this grant, as well as the annual awards made to executives in 2012, are described below under “— Compensation Elements and Compensation Decisions — Long-Term Incentives”.

Reasonable Benefit Entitlements

Executives participate in the Corporation’s Savings Plan and health and wellness benefits programs. There are no additional pension or savings arrangements provided to executives. Refer to “— Compensation Elements and Compensation Decisions — Savings Plan” and “— Compensation Elements and Compensation Decisions — Perquisites” for further information.

The Corporation has employment agreements in place with each of its executives, including the Named Executive Officers, which specify the severance entitlement of the respective executive under various termination scenarios.  Pursuant to the terms of the Executive Employment Agreements (as defined in this Information Circular), if an executive officer is terminated without “just cause” (as defined in the Executive Employment Agreements), the CEO is entitled to a severance period equal to a maximum of 30 months, and all other Named Executive Officers are entitled to a severance period equal to a maximum of 24 months.

Should a “change of control” occur, severance amounts are not payable unless the executive is terminated or the executive terminates for “good reason” (as such terms are defined in the Executive Employment Agreements) within 90 days of the transaction (i.e., a “double trigger” is required in order for an executive to receive change of control benefits).

Further information regarding severance is detailed below under “— Termination and Change of Control Benefits”.

Compensation Consultant

In 2012, the Corporation retained Mercer (Canada) Limited (“Mercer”), an independent external consulting company, to provide advice to the Committee regarding the compensation of the Corporation’s officers.  Mercer’s mandate is to assist the Committee in analyzing market conditions and trends in respect of compensation practices and to provide support to the Committee in generating its recommendations to the Board regarding executive and director compensation, as well as recommendations pertaining to compensation of all non-executive employees of the Corporation.  The Committee meets with Mercer and management of the Corporation and with Mercer alone as the Committee deems appropriate.  In addition, Mercer also assists management of the Corporation by providing miscellaneous consulting services in respect of employee compensation and human resources matters, as required and with prior approval of the Chair of the Committee.  The Corporation also participates in and utilizes Mercer’s Total Compensation Survey for the industry, which enables the Corporation to do comparative compensation analysis for executive and non-executive employee positions in the Corporation.  The Corporation has been utilizing Mercer’s services in relation to its compensation matters since 2005.

The fees paid by the Corporation to Mercer for professional services rendered in the Corporation’s last two fiscal years are as follows:

	2012	2011
	(in $ thousands)
Executive compensation-related fees(1)	$191.1	$93.4
All other fees(2)	44.1	69.1
	$235.2	$162.5

Notes:

(1)         Executive compensation-related fees for services related to determining compensation for the Corporation’s directors and executive officers.

(2)         Represents fees paid by the Corporation to Mercer in respect of general advice on other compensation matters, including fees in connection with annual compensation survey work and miscellaneous consulting services in respect of employee compensation and human resources matters.

Risk Mitigation

The Corporation recognizes that certain compensation programs, both employee and executive, could promote unintended behaviours that may, in certain circumstances, be misaligned with the Shareholders’ interests.  Such behaviours could be problematic at any level of the organization; however, they could potentially have a greater impact on the entire organization if exhibited by executive officers of the Corporation. The Corporation seeks to ensure, through the structure of its compensation programs, that executive actions and decisions align with the interests of the Corporation and its Shareholders.  There are additional risks that the Corporation is typically subject to; however, this discussion focuses solely on risks linked to the Corporation’s executive compensation programs.

Elements of the Corporation’s mitigation of behavioural risk are embedded in its compensation processes and executive compensation design.

Process Elements

•                                          The Committee plays an important role in assessing behavioural risk mitigation by vetting the Corporation’s compensation program design, approving compensation awards and analyzing market data to ensure that the Corporation’s compensation structure continues to adhere to its compensation philosophy and principles while instilling the intended executive behaviours.  Members of the Committee meet at least four times per year to review both employee and executive compensation and human resources issues generally, with one of the meetings focused predominantly on executive compensation.

•                                          Employment by the Committee of a third party consultant (Mercer) to review the Corporation’s executive compensation programs and awards adds additional objectivity.

•                                          A regular review of proxy materials and compensation survey data analysis identifies whether the Corporation’s compensation programs are deviating significantly from market practices.

Compensation Design Elements

•                                          A significant portion of the Corporation’s executive compensation package is comprised of “at risk” elements (i.e., option-based awards, share-based awards and short-term incentive bonus).  This “at risk” compensation aligns executive and Shareholder interests mainly because shareholder returns directly impact the calculation of the short- and long-term incentives.

•                                          Minimum shareholding requirements for the Corporation’s executive officers ensure that the executives are also Shareholders and therefore increase the alignment with the Shareholders’ interests.

•                                          One and three year vesting of various compensation elements ensure a focus on both near-term performance and longer-term value creation.

Compensation and Market Position

For purposes of 2012 compensation decisions, the Committee considered comparative compensation data provided by Mercer for a select group of comparator companies (the “Total Compensation Comparator Group”).  The Total Compensation Comparator Group for 2012 was determined by taking into consideration a number of criteria, including market capitalization, production volumes and annual revenues.  The group is made up of the following exploration and production companies:

2012 Total Compensation Comparator Group(1)

Advantage Oil & Gas Ltd.	EOG Resources Canada Inc.
Apache Canada Ltd.	Hunt Oil Company of Canada, Inc.
ARC Resources Ltd.	Murphy Oil Company Ltd.
Baytex Energy Corp.	NAL Energy Corporation
Bonavista Energy Corporation	Nexen Inc.
Canadian Natural Resources Limited	Pengrowth Energy Corporation
Canadian Oil Sands Limited	Penn West Petroleum Ltd.
ConocoPhillips Canada	PetroBakken Energy Ltd.
Crescent Point Energy Corp.	Progress Energy Resources Corp.
Sinopec Daylight Energy Ltd.	Talisman Energy Inc.
Devon Canada Corporation	TAQA North Ltd.
Encana Corporation	Vermilion Energy Inc.

Note:

(1)         The Total Compensation Comparator Group was utilized in the survey conducted in 2011 by Mercer, the consultant to the Committee.

The Corporation believes that these companies represent good comparators of the “market” in which the Corporation competed for executive talent and for which competitive information was available at the time the 2012 compensation decisions were made. At the time the 2012 Total Compensation Comparator Group was selected, the Corporation ranked at approximately the 20th percentile on market capitalization, the 51st percentile on production volumes, and the 34th percentile on annual revenues. The Committee regularly reviews the comparator group and market data to ensure compensation competitiveness.

Target compensation levels for executive positions are based on competitive total compensation (base salary, short-term and long-term incentives) data.  The Corporation’s target pay positioning is to be competitive to market for retention purposes and also hold to the pay for performance principle.  Total compensation is therefore judged relative to median market data as a baseline and higher or lower percentile pay based on corporate and individual performance.  The Committee uses that data as a frame of reference and applies judgment in exercising compensation decisions given other considerations such as retention, scarcity of specific skills and talent, as well as other trends in the industry.

Compensation Elements and Compensation Decisions

The executive compensation package provides a balanced set of elements designed to deliver the objectives of the compensation philosophy.  The fixed elements - salary, perquisites and the Savings Plan - provide a competitive base of secure compensation necessary to attract and retain executive talent.  The variable elements - short-term and long-term incentives - are designed to balance short-term gains with the long-term growth of the Corporation and motivate executives to achieve superior performance on both measures.  The long-term incentive plans also align the interests of executives with Shareholders’ interests and assist in retaining executive talent.  The combination of the fixed elements of the executive pay package and the variable incentive opportunities delivers executives a competitive total compensation package.

Compensation Decision Timing

The Board approved 2012 base salary increases and long-term incentive grants in February 2012, while short-term incentive grants paid in respect of 2012 performance were approved in February 2013.

Base Salary

Base salary provides a competitive salary to attract and retain capable individuals. Salaries approximate the targeted market position for the executive’s responsibility and reflect the individual performance of the executive.  In February 2012, the Board approved salary levels effective March 1, 2012 for the executive team based on a competitive review which was benchmarked by analysis and data provided by Mercer.  Base salaries for the Named Executive Officers as of December 31, 2012 and December 31, 2011 are presented in the following table.

Named Executive Officer	2012 Base Salary		2011 Base Salary		% Change from 2011 to 2012
Gordon J. Kerr	$572,000		$550,000		4.0%
Ian C. Dundas	$442,000		$425,000	(1)	4.0%
Robert J. Waters	$377,000		$362,000		4.1%
Raymond J. Daniels	$344,000	(2)	$310,000	(2)	11.0%
Eric G. Le Dain	$310,000		$295,000		5.1%

Notes:

(1)         Mr. Dundas’ base salary was adjusted in April 2011 in connection with his promotion to the position of the COO of the Corporation.

(2)         Mr. Daniels’ base salary was adjusted in April 2011 in connection with his promotion to Senior Vice-President, Canadian Operations and in July 2012 as a result of the expansion of his role to include U.S. operations.

Short-Term Incentives

The short-term incentive plan is designed to:

•                                          engage employees in understanding and delivering on the annual business plan;

•                                          focus employees on corporate and appropriate individual goals based on their level in the organization and the scope of their role;

•                                          attract and retain key employees; and

•                                          tie competitive incentive opportunities to the achievement of the annual business objectives.

Short-term incentive target opportunities, expressed as a percentage of salary, have been established for all executive positions.  These targets were established with reference to the incentive compensation practices of the comparator group.  The bonus structure includes corporate and individual performance components, or “splits”.  The short-term incentive bonus award is calculated in a manner that reflects the impact and influence a certain job position is expected to have on overall corporate performance.  As such, the CEO short-term incentive bonus is based on a 70%/30% corporate performance/individual performance split.  Similarly, a senior executive’s (which included both the COO and all the Senior Vice-Presidents) bonus is based on a 60%/40% split, all other executives have a 50%/50% split, managers have a 40%/60% split, and staff have a 30%/70% split between corporate and individual performance.

Short-Term Incentive	=

(Base Salary X Short-Term Target Incentive X Corporate Performance Rating X [0.7 for CEO, or 0.6 for Senior VPs]) + (Base Salary X Short-Term Target Incentive X Individual Performance Rating X [0.3 for CEO, or 0.4 for Senior VPs])

The Named Executive Officers have short-term incentive targets of 75% of base salary for Gordon J. Kerr, 60% for Ian C. Dundas and 50% for each of Robert J. Waters, Raymond J. Daniels and Eric G. Le Dain.  The “Corporate Performance Rating” ranges from zero to 2.0 (see below).  The Board exercises its discretion, on the advice of the Committee, in assessing the individual performance of a Named Executive Officer to determine the value of the short-term incentive award grant for such Named Executive Officer.

(a)  Corporate Performance Rating

The Corporate Performance Rating is determined by the Board with the assistance of the Committee.  With respect to the Corporation’s performance in 2012, the Committee reviewed the performance of the Corporation over the course of the year with both an internal focus and relative to a select number of comparator companies (the “Corporate Performance Comparator Group”).  The peer companies used in the comparison group for the purposes of determining the Corporate Performance Rating were Canadian conventional oil and gas issuers whose business closely aligned with the Corporation’s, and, thus, were considered to be the best benchmark to measure the Corporation’s performance for the year.  For 2012, the Corporate Performance Comparator Group included ARC Resources Ltd., Bonavista Energy Corporation, Crew Energy Inc., Pengrowth Energy Corporation, Penn West Petroleum Ltd., Trilogy Energy Corp. and Zargon Oil & Gas Ltd.

There were three primary factors the Committee considered when assessing performance:

•                                          the achievement of progress on the Corporation’s strategic initiatives;

•                                          the Corporation’s operational metrics compared to internal goals; and

•                                          the Corporation’s TSR as compared to the total return to the shareholders of the Corporate Performance Comparator Group and of the constituents of the S&P/TSX Oil & Gas Exploration & Production Index in 2012.

(i)  Strategic Initiatives

The Board of Directors believes that management was successful during 2012 in achieving its key strategic initiatives.  The Board believes that, by executing on these initiatives, the Corporation is better positioned for success and future growth.  More specifically, management’s achievements relative to the strategic objectives of the Corporation during the year were as follows:

•                                          improved the Corporation’s year-over-year safety performance and successfully implemented significant corporate safety initiatives;

•                                          maintained a strong balance sheet through raising equity; obtained long-term private debt funding at attractive rates; implemented the Corporation’s stock dividend program; and disposed of the majority of the Corporation’s equity portfolio and certain of its non-core assets and re-invested a portion of the proceeds from such dispositions to increase the Corporation’s interest in its core asset areas;

•                                          advanced the portfolio of the Corporation’s growth assets through delineation and enhanced oil recovery (“EOR”) projects; and

•                                          captured prospective acreage to consolidate the Corporation’s existing positions.

The Board believes these accomplishments are significant in their impact on both the present and future business of the Corporation.

(ii)  Operational Metrics

The Board, together with the Committee, establishes goals for various operational metrics on an annual basis and the Committee reviews the performance of the Corporation vis-à-vis these goals as part of the overall performance evaluation in determining the Corporate Performance Rating.  Each of the operational metrics used is further calibrated in a series of ranges, depending on expectations of the Board, and such ranges are categorized as “Below”, “Met” and “Exceeded” expectations. The Corporation’s operational metrics are then further examined in light of multi-year patterns and industry trends.  The Committee may then consider these factors plus other material and significant circumstances, such as the economic environment, external constraints, and labour supply/demand conditions, and may also exercise its discretion to modify the impact of the operational metrics on the Corporate Performance Rating to appropriately recognize performance.  The following table and rating discussion outlines the primary 2012 operational metrics which the Board used to determine 2012 corporate performance relative to predetermined targets/guidance for such metrics:

2012 Primary Operational Metrics Scorecard

Metric	2012 Target	2012 Result	Assessment Against Expectation
Annual average daily production (MMboe/day)	83,000 (original) 82,000 (Q3 revised(1))	82,098	Below by 1% (original) Met (revised)
Exit production (MMboe/day)	88,000 (original) 85,000 — 88,000 (Q3 revised(1))	85,800	Below by 2% (original) Met (revised)
Exploration and development capital ($ millions)	800 (original) 850 (Q2 revised)	853	Below as overspent by 7% (original) Met (revised)
Operating expenses per boe ($/boe)	$10.40 (original) $10.70 (Q3 revised(2))	$10.64	Below as overspent by 2% (original) Met (revised)
G&A and Equity-Based Compensation expenses per boe ($/boe)	$3.55 (original) $3.30 (Q2 revised(3))	$3.12	Exceeded
Proved plus probable finding and development costs ($/boe)	$22.00	$22.16 (before economic revisions) $24.21 (after economic revisions(4))	Met
Reserve additions (MMBOE)	150%	191%(5)	Exceeded
Selected Health, Safety, Regulatory and Environmental (“HSRE”) Metrics(6)	Various	Various	Exceeded(7)

Notes:

(1)	The Corporation adjusted its exit production and annual average production targets in the third quarter of 2012 due predominately to delays in non-operated Marcellus production coming on stream.

(2)	The Corporation adjusted its operating expenses per boe target in the third quarter of 2012 due to various factors, including non-recurring charges and delays in production coming on stream.

(3)	Reduced in the second quarter of 2012 due to various factors including the impact of the low share price on long-term incentive costs.

(4)	The Corporation believes it had competitive finding and development costs as the great majority of the additions were oil.

(5)	225% of annual production before technical and economic revisions, 191% after.

(6)	The selected HSRE metrics included safety incidents, frequency and volume of spills, and regulatory high and low risk inspections.

(7)

The Corporation beat its target for total recordable incident frequency by 15% and beat the spill volume target, however missed on the frequency of spills and regulatory compliance (high risk incidents were over by one incident relative to target).

The Board, in reviewing the operational performance of the Corporation during the year, was pleased with the significant accomplishments achieved.  The Board noted that notwithstanding a challenging economic environment, the Corporation delivered commendable results in the areas of overall production increase (9%), crude oil production increase (21%), overall reserves growth (7%) and reserve replacement (191% of annual production).

(iii)  Relative Total Share Return

One of the factors that the Board looked at in assessing the Corporation’s corporate performance in 2012 is the Corporation’s TSR relative to the Corporate Performance Comparator Group and relative to the constituents of the S&P/TSX Oil & Gas Exploration & Production Index.  As noted above, TSR for each member of the peer group is calculated by adding the difference between the value of the entity’s common shares (or other equity securities) at the beginning of the period versus the end of the period to the dividends paid on the common shares during the period and dividing that sum by the value of the entity’s common shares at the beginning of the period.  For the year ended December 31, 2012, the Corporation’s TSR was —43%.  When compared to its peer group for the period, the Corporation ranked seventh out of the eight member Corporate Performance Comparator Group.  The bottom six companies in the group had very similar TSR, ranging from —47% to —31%.  Relative to the S&P/TSX Oil & Gas Exploration & Production Index, the Corporation’s TSR ranked at the 10th percentile.

(iv)  Determination of 2012 Corporate Performance Rating

The Corporate Performance Rating scale includes possible ratings between zero and 2.0.  A performance rating of 1.0 is reflective of meeting the Board’s performance expectations, which are agreed to with management at the beginning of the performance period.  The Board has full discretion over the Corporate Performance Rating assessment process.  In addition to taking into account all three of the above performance categories, the Board will take into account certain subjective factors that it believes are material or appropriate in the circumstances.  For the year 2012, based on the recommendation of the Committee, the Board approved a Corporate Performance Rating of 0.8.  The Corporate Performance Rating of 0.8 in 2012 is based on the Corporation generally meeting or exceeding its strategic objectives, generally meeting its operating performance objectives and underperforming on the Corporation’s expected TSR.

(b)  Individual Performance Rating

A portion of an executive’s short-term incentive award is based on assessment of the executive’s performance relative to that executive’s individual goals and objectives.  An executive’s individual goals are created annually by the executive and generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the directors at an annual strategic meeting.  Following year-end, the Committee receives and considers for approval the recommendations of the CEO with regard to his performance assessment of the executive team (other than the CEO).

For 2012, the Board of Directors determined that, with the exception of certain operational goals that were only partially met, the Named Executive Officers met or exceeded the majority of their individual goals and objectives for the year.  When the Corporate Performance Rating and the individual performance ratings where applied, the Named Executive Officers received bonuses that were, in aggregate, 20.6% lower than those awarded in 2011.

Long-Term Incentives

Long-term incentives (“LTIs”) provided by the Corporation are designed specifically to accomplish the following four main objectives:

•                  align elements of employee compensation with longer-term value creation for Shareholders;

•                  provide a competitive, performance-based component of compensation;

•                  recognize employees’ longer-term potential contribution to the Corporation; and

•                  facilitate the attraction, retention and engagement of key employees.

Within the total compensation framework, executives are assigned competitive target long-term incentive award opportunities, expressed as a percentage of salary.  The Corporation’s award philosophy is to deliver a competitive incentive opportunity to its executives, which is contingent on consistent high-level performance, criticality to the Corporation and overall value to the Corporation.  Previous long-term incentive grants are taken into consideration by the Committee, as one of many factors described in this Information Circular, when determining the current year’s grant. The Board has discretion in determining the target long-term incentive opportunity based on the above and the comparative market data.  The actual award may be adjusted up or down from the target award based on individual performance together with other factors that the Board may consider from time to time, and grants are allocated between the applicable long-term incentive plans as the Committee and the Board deem appropriate.

Following its review of market competitive compensation levels, the Committee approved the following changes to target LTI incentive award levels for the 2012 LTI awards:

Named Executive Officer	2011 LTI Target (% of Base Salary)	2012 LTI Target (% of Base Salary)	Change from 2011 to 2012
Gordon J. Kerr	150%	300%	2.0	x
Ian C. Dundas	125%	200%	1.6	x
Robert J. Waters	125%	175%	1.4	x
Raymond J. Daniels	100%	150%	1.5	x
Eric G. Le Dain	100%	150%	1.5	x

Currently annual LTI awards are delivered via Options and PSUs.  Options create strong alignment of the executives’ interests with Shareholder interests as their value tracks increasing Common Share price.  PSUs also create such alignment with Shareholder interests as their value tracks the Corporation’s relative TSR performance amongst its peers, in addition to the Common Share price.

In mid-2012, the Board recognized the macro-economic environment’s impact on the Corporation’s share price and thus its impact on employee and executive compensation. Given this impact on long-term incentives, and the Board’s recognition of the importance of retaining organizational capacity to execute on the Corporation’s objectives, the Board determined to advance a portion of the 2013 long-term incentive award to the majority of employees, including the Named Executive Officers. The Named Executive Officers received this advance on 2013 long-term incentive awards (which would normally be fully granted in March 2013) in July of 2012. All long-term incentive awards for the Named Executive Officers in 2012 were allocated 50% PSU grants and 50% Option grants. The balance of the 2013 awards were made in March 2013.

The following graph shows the total realized and future value of annual long-term incentive awards granted to the CEO in each of 2008 to 2012 years, compared to their respective expected values on the dates of grant.

Notes:

(1)         The “Value Awarded” shown above reflects the grant date fair value of annual awards as reported in the Summary Compensation Table for the applicable year.

(2)         The “Realized and Estimated Current Value” shown above includes the value of awards paid out or exercised, plus an estimate of the future value of any awards not yet paid out or exercised. This estimate assumes the December 31, 2012 closing price of $12.90 per Common Share, future dividends of $0.09 per Common Share per month, and a PSU payout multiplier of 0.66 and 0.50 for the PSU grants awarded in 2011 and 2012, respectively. The PSU multipliers used in the above estimate reflect the Corporation’s relative TSR over the performance periods as of December 31, 2012 and may vary from actual payout multipliers.

For a summary of the significant terms of the Stock Option Plan and the Executive PSU Plan, see “— Incentive Plan Awards — Stock Option Plan” and “— Incentive Plan Awards — Executive PSU Plan”, respectively.  Any Incentive Rights and RSUs outstanding as at December 31, 2012 are governed by the terms of the Rights Incentive Plan and the Executive RSU Plan.  See “— Incentive Plan Awards — Rights Incentive Plan” and “— Incentive Plan Awards — Executive RSU Plan.”

Savings Plan

The Corporation has in place the Savings Plan which provides the executives and other staff with the opportunity to build wealth for retirement or other financial goals.  The employee may contribute any percentage of earnings to the Savings Plan they choose.  To support the employees’ progress toward meeting their financial objectives, the Corporation contributes a minimum of 4%, to a maximum of 12%, of earnings to the Savings Plan on behalf of the employee, depending on the employee’s level of contributions.  The Corporation’s contributions, made on a quarterly basis, vest immediately and employees have immediate access to all contributions. The Committee considers this program to be competitive with other similar plans in its industry and there is no other form of retirement or savings programs.  All Named Executive Officers have chosen to participate in the program at the maximum levels.

Perquisites

The Corporation’s perquisite program consists of an automobile allowance, parking, club dues and health and wellness benefits.  Programs are competitive given the Corporation’s target competitive position and when compared to the prevailing competitive practices for companies the size of the Corporation in the oil and gas industry.  These programs help enhance the fixed elements of the compensation package in order to attract and retain executives.

Employment Agreements

Executives’ employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or a change in role, especially in the case of a change of control.  In exchange, executives commit to non-solicitation and confidentiality conditions in the event of termination.  Further details are provided in the section below entitled “— Termination and Change of Control Benefits”.

Ownership Guidelines

The Board has adopted certain Common Share ownership guidelines for the Corporation’s executives whereby the executives are required to acquire a minimum beneficial ownership in the Corporation’s Common Shares within five years from the date of their appointment as an officer of the Corporation and maintain such holdings thereafter.  Pursuant to these guidelines, the CEO is required to maintain three times his annual salary in Common Shares.  The COO, CFO and other Senior Vice-Presidents are required to hold two times their annual salary in Common Shares, and Vice-Presidents are required to hold one time their annual salary in Common Shares.  In the event of an increased ownership threshold as a result of a promotion to a higher executive level, the executive must achieve the higher ownership threshold within three years of such promotion.  As of December 31, 2012, all executives of the Corporation, including the Named Executive Officers, were in compliance with the Corporation’s equity ownership guidelines or have additional time remaining to achieve the requisite ownership thresholds.

The following table sets forth each Named Executive Officer’s aggregate Common Share ownership and other equity-based holdings in the Corporation as of December 31, 2012.  For additional details regarding the disclosed value of the Incentive Rights, Options, RSUs and PSUs held by each of the Named Executive Officers as at December 31, 2012, see “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below.

Named Executive Officers’ Aggregate Equity Holdings
as of December 31, 2012

Name	Share Ownership Value Required ($)	Number and Value of Common Shares(1)(2) (# / $)	Value of Incentive Rights and Options ($)	Value of RSUs and PSUs ($)	Total ($)
Gordon J. Kerr	1,716,000	133,758 / 4,781,849	Nil	1,793,075	6,574,924
Ian C. Dundas	884,000	62,752 / 2,301,116	Nil	1,247,319	3,548,435
Robert J. Waters	754,000	38,959 / 1,774,972	Nil	923,185	2,698,157
Raymond J. Daniels	688,000	17,261 / 407,014	Nil	717,651	1,124,665
Eric G. Le Dain	620,000	15,802 / 440,718	Nil	684,350	1,125,068

Notes:

(1)         Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

(2)         Based on the closing price of the Common Shares on the TSX of $12.90 per Common Share on December 31, 2012 or their book value at the time of acquisition, whichever is higher.

Pursuant to the Corporation’s Disclosure Policy, executives and directors of the Corporation are prohibited from entering into any hedging or other similar transactions designed to reduce, directly or indirectly, the price risk associated with that individual’s holdings of the Corporation’s securities.  The purpose of this prohibition is to ensure that the directors and executives of the Corporation remain aligned with Shareholders’ interests and incentivize them to continue to build Shareholder value.

Performance Graph

The following graph illustrates, using the left axis, changes from December 31, 2007 to December 31, 2012 in cumulative total return to the Corporation’s securityholders, assuming an initial investment of $100 in Trust Units with all cash dividends and distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, with all their respective dividends and distributions reinvested.  The graph also illustrates, using the right axis, the changes in aggregate compensation awarded to the five individuals who were the Named Executive Officers for each of those years, as disclosed in the Summary Compensation Table. Finally, the graph also illustrates the actual compensation realized by the five Named Executive Officers over each of the years shown.

The graph demonstrates alignment of the Named Executive Officer compensation decisions made in February of each year with the prior year’s TSR performance.  Further alignment with Shareholders’ interests is evident in the gap between compensation awarded and compensation realized, where the realized compensation over the time period reflects the lower share prices and reduced realized value of Named Executive Officer’s LTI holdings.

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted with respect to 2012 by the Corporation to the Named Executive Officers.  The Named Executive Officers have not changed since 2011, with the exception that Raymond J. Daniels was promoted to the position of Senior Vice-President, Operations in July 2012.  Prior to that, Mr. Daniels held the position of Senior Vice-President, Canadian Operations.

The Corporation does not have any pension plans or similar deferred compensation plans.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Share-based awards(1)(2)(3)(4) ($)	Option-based awards(1)(5) ($)	Annual incentive plans(6) ($)	All other compensation(7) ($)	Total compensation ($)
Gordon J. Kerr President & Chief Executive Officer	2012	568,333	1,029,600	1,029,600	368,940	234,695	3,231,168
	2011	545,833	1,200,000	600,000	470,000	243,215	3,059,048
	2010	525,000	420,000	630,000	475,000	202,353	2,252,353

Ian C. Dundas Executive Vice-President & Chief Operating Officer	2012	439,167	731,250	731,250	286,416	173,308	2,361,391
	2011	416,250	960,000	480,000	385,000	196,718	2,437,968
	2010	379,167	423,500	423,500	375,000	150,522	1,751,689

Robert J. Waters Senior Vice President & Chief Financial Officer	2012	374,500	522,500	522,500	203,580	141,329	1,764,409
	2011	360,000	724,000	362,000	265,000	159,387	1,870,387
	2010	347,500	332,500	332,500	275,000	130,827	1,418,327

Raymond J. Daniels Senior Vice-President, Operations	2012	331,800	406,875	406,875	192,640	120,675	1,458,865
	2011	298,833	589,000	294,500	217,000	125,023	1,524,356
	2010	260,333	209,600	209,600	172,000	92,028	943,561

Eric G. Le Dain Senior Vice-President, Strategic Planning, Reserves and Marketing	2012	307,500	365,425	365,425	173,600	115,603	1,327,553
	2011	292,500	590,000	295,000	206,500	133,945	1,517,945
	2010	276,853	245,000	245,000	200,000	102,111	1,068,964

Notes:

(1)         As described under “— Compensation Discussion and Analysis — Long-Term Incentives” above, the Corporation advanced a portion of the 2013 share-based and option-based awards to all employees, including the Named Executive Officers, in July 2012. As these amounts are part of the executives’ 2013 compensation, they are not reflected in the above table and will be included in the 2013 Summary Compensation Table.

(2)         For 2012 compensation, the information represents the Board’s determination of the fair value on the date of grant of the PSUs awarded to the Named Executive Officers under the Executive PSU Plan.  See “— Incentive Plan Awards — Executive Performance Share Unit Plan” below for a description of the Executive PSU Plan.

With respect to the Executive PSU Plan awards in 2012, the grant date fair value reflects what the Board intended to award the Named Executive Officers under the Executive PSU Plan for 2012. The actual number of PSUs awarded to each Named Executive Officer was determined by dividing the intended dollar award amount by the weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance period (i.e., the first ten trading days of 2012). The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 — Share Based Payment, which utilizes the closing Common Share trading price on the TSX on the grant date, assumes a relative performance factor of 1.0 under the Executive PSU Plan, and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $1,031,208; Ian C. Dundas - $732,408; Robert J. Waters - $523,333; Raymond J. Daniels - $407,525; and Eric G. Le Dain - $366,010. The actual value realized upon the vesting and payment in respect of such PSUs may be greater or less than the grant date fair value indicated. See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number of PSUs granted to each Named Executive Officer in 2012 and for the estimated market or payout value of all PSUs held by the Named Executive Officers at December 31, 2012.

(3)         For 2011 compensation, the information represents the Board’s determination of the fair value on the date of grant of the PSUs awarded to the Named Executive Officers under the Executive PSU Plan and the fair value on the date of the grant of the one-time transitional award of RSUs awarded to the Named Executive Officers under the Executive RSU Plan. See “— Incentive Plan Awards — Executive Performance Share Unit Plan” and “— Incentive Plan Awards — Executive Restricted Share Unit Plan” below for a description of the Executive PSU Plan and the Executive RSU Plan, respectively.

With respect to the Executive PSU Plan awards in 2011, the grant date fair value reflects what the Board intended to award the Named Executive Officers under the Executive PSU Plan for 2011.  The actual number of PSUs awarded to each Named Executive Officer was determined by dividing the intended dollar award amount by the weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance period (i.e., the first ten trading days of 2011).  The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 — Share Based Payment, which utilizes the closing Common Share trading price on the TSX on the grant date, assumes a relative performance factor of 1.0 under the Executive PSU Plan, and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $566,760; Ian C. Dundas - $453,420; Robert J. Waters - $341,940; Raymond J. Daniels - $279,770; and Eric G. Le Dain - $278,670.  The actual value realized upon the vesting and payment in respect of such PSUs may be greater or less than the grant date fair value indicated.  See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number of PSUs granted to each Named Executive Officer in 2011 and for the estimated market or payout value of all PSUs held by the Named Executive Officers at December 31, 2012.

With respect to the one-time transitional Executive RSU Plan award in 2011, the information represents the Board’s determination of the fair value on the date of grant of the RSUs awarded to the Named Executive Officers under the Executive RSU Plan in 2011 and reflects what the Board intended to award the Named Executive Officers under the Executive RSU Plan for 2011 in order to address the long-term retention compensation gap which was created by the transition to a 100% three-year “cliff” vesting provision for grants made under the Executive PSU Plan from an annual vesting provision for grants made under the Executive RSU Plan. These RSUs vested as to one-half in each of March 2012 and March 2013. The actual number of RSUs awarded to each Named Executive Officer was determined by dividing a intended dollar award by a five-day weighted average trading price of the Common Shares on the TSX prior to the date of grant. The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 — Share Based Payment, which utilizes the closing Common Shares trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $597,905; Ian C. Dundas - $478,342; Robert J. Waters - $360,755; Raymond J. Daniels - $293,258; and Eric G. Le Dain - $293,969. The actual value realized upon the vesting and payment in respect of such RSUs may be greater or less than the grant date fair value indicated. See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the estimated market or payout value of all RSUs held by the Named Executive Officers at December 31, 2012.

(4)         For 2010 compensation, the information represents the Board’s determination of the fair value on the date of grant of the RSUs awarded to the Named Executive Officers under the Executive RSU Plan in 2010 and reflects what the Board intended to award the Named Executive Officers under the Executive RSU Plan in 2010. The actual number of RSUs awarded to each Named Executive Officer was determined by dividing a intended dollar award amount by a five-day weighted average trading price of the Trust Units on the TSX prior to the date of grant. The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date and which provides an accounting fair value of the awards in 2010 as follows:  Gordon J. Kerr - $420,019; Ian C. Dundas - $423,508; Robert J. Waters - $332,521; Raymond J. Daniels - $209,603; and Eric G. Le Dain - $245,023. The actual value realized upon the vesting and payment in respect of such RSUs may be greater or less than the grant date fair value indicated.  See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the estimated market or payout value of all RSUs held by the Named Executive Officers at December 31, 2012.  See “— Incentive Plan Awards — Executive Restricted Share Unit Plan” below for a description of the Executive RSU Plan (which, prior to January 1, 2011 was the Executive RTU Plan and which has been amended and restated as the Executive RSU Plan).

(5)         These awards represent the Board’s determination of the fair value on the date of grant of the Incentive Rights and Options awarded to the Named Executive Officers under the Rights Incentive Plan and the Stock Option Plan, respectively.  See “— Incentive Plan Awards — Rights Incentive Plan” and “— Incentive Plan Awards — Stock Option Plan” below for a description of the Rights Incentive Plan and the Stock Option Plan.  The grant date fair value reflects what the Board intended to award the Named Executive Officers under the Rights Incentive Plan in 2010 and under the Stock Option Plan in 2012 and 2011.  The number of Incentive Rights and Options granted to achieve such intended award has been calculated based on a valuation methodology for the Incentive Rights and Options provided to the Board by Mercer.

The grant date fair value of Options granted in 2012 and 2011 presented in the above table differs from the fair value determined using the Black-Scholes pricing model (the “Black-Scholes Model”) adopted by the Corporation for accounting purposes in accordance with IFRS 2 — Share Based Payment.  Under the Black-Scholes Model, the fair value of an Option in 2012 and 2011 was determined to be approximately 11% and 15% of the underlying market price of a Common Share on the date of grant, respectively.  The key assumptions and estimates used for the calculation of the accounting fair value under the Black-Scholes Model for the Named Executive Officers are as follows:  Dividend Yield:  2012 — 7.70%; 2011 - 7.11%; Volatility:  2012 — 30.2%; 2011 - 35%; Risk-free interest rate:  2012 — 1.47%; 2011 - 2.38%; and Forfeiture rate:  2012 — 10.0%; 2011 - 8.5%.  The Black-Scholes Model provides an accounting fair value of the awarded number of Options in 2012 and 2011 as follows:  Gordon J. Kerr:  2012 — $1,033,671; 2011 - $631,647; Ian C. Dundas:  2012 —$734,141; 2011 - $505,321; Robert J. Waters:  2012 — $524,566; 2011 - $381,094; Raymond J. Daniels:  2012 — $408,485; 2011 - $310,298; and Eric G. Le Dain:  2012 — $366,870; 2011 - $310,560.

The grant date fair value of Incentive Rights granted in 2010 presented in the above table differs from the fair value determined using the modified binomial lattice pricing model (the “MBLP Model”) adopted by Enerplus for accounting purposes in accordance with Section 3870 of the CICA Handbook.  Under the MBLP Model, the fair value of an Incentive Right in 2010 has ranged from 16% to 17% of the underlying market price of a Trust Unit on the date of grant.  The MBLP Model considers both the original and downward-adjusted exercise prices applicable to Incentive Rights in the year.  The key assumptions and estimates used for the calculation of the accounting fair value under the

MBLP Model for the Named Executive Officers in 2010 are as follows:  Dividend Yield — 9.16%; Volatility — 44.12%; Risk-free interest rate — 2.57%; Forfeiture rate — 12.50%; and Exercise price reduction - $1.24.  The MBLP Model provides an accounting fair value of the awarded number of Incentive Rights in 2010 as follows:  Gordon J. Kerr - $540,414; Ian C. Dundas - $363,279; Robert J. Waters - $285,219; Raymond J. Daniels - $179,797; and Eric G. Le Dain - $210,161.

The actual value realized upon the future exercise of Incentive Rights and Options may be greater or less than the grant date fair value indicated.  See “— Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” below for the number of Options granted to each Named Executive Officer in 2012 and for the number and estimated market value of all Incentive Rights and Options held by the Named Executive Officer at December 31, 2012.

(6)         These amounts represent the cash bonus awards earned by the Named Executive Officers.  See “— Compensation Discussion and Analysis — Short-Term Incentives” above.

(7)         The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a flexible spending account, club membership dues, financial counseling and other services, the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to the Savings Plan and the amount of notional monthly distribution or dividend equivalent, as applicable, and payments accumulated (but not paid) in the specified year on the outstanding PSUs and RSUs held by the Named Executive Officers granted under the Executive PSU Plan and the Executive RSU Plan, respectively.  See “— Incentive Plan Awards — Executive Performance Share Unit Plan” and “— Incentive Plan Awards — Executive Restricted Share Unit Plan” below.

For a discussion of the methodology and considerations applied in determining the amounts of the payments and awards described in the above table, see “— Compensation Discussion and Analysis” above.

Incentive Plan Awards

The Corporation has in place a combination of incentive plan awards designed to reward officers and employees of the Corporation on the long-term performance of the Common Shares and to align the interests of officers and employees with Shareholders.  See “— Compensation Discussion and Analysis” above.

Outstanding Option-Based Awards and Share-Based Awards

The following table includes all awards outstanding as at December 31, 2012 under the Incentive Rights Plan and the Stock Option Plan, as these awards are considered “option-based awards” under applicable securities laws.  The table also includes outstanding awards as at December 31, 2012 under the Executive RSU Plan and the Executive PSU Plan, as these awards are considered “share-based awards” under applicable securities laws.  There were no share-based awards that vested in 2012 but have not been paid out or distributed as at December 31, 2012.  A description of each of the Rights Incentive Plan, Stock Option Plan, Executive RSU Plan and Executive PSU Plan, is set forth below under “— Description of Incentive Plans”.

As described above under “— Compensation Discussion and Analysis — Long-Term Incentives” and in Note 1 to the Summary Compensation Table, the following table includes Options and PSUs granted to the Named Executive Officers in July 2012 as an advance on the 2013 incentive plan awards for the Corporation’s employees. Such awards do not form part of the 2012 executive compensation as described elsewhere in this Information Circular.

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2012

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Common Shares underlying unexercised Incentive Rights or Options (#)	Exercise prices of Incentive Rights or Options(3) ($)	Incentive Right or Option expiration dates(4)	Value of unexercised in-the-money Incentive Rights or Options(4) ($)	Number of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Gordon J. Kerr	294,785	13.23	July 9, 2019	Nil
	406,957	23.00	March 8, 2019	Nil	91,408 PSUs(5)	1,527,472	(5)
	131,579	30.40	March 10, 2018	Nil
	133,588	23.58	December 31, 2014-2016	Nil
	92,052	17.11	December 31, 2013-2015	Nil	15,338 RSUs(6)	265,603	(6)
	53,562	40.40	December 31, 2013-2014	Nil
	19,702	47.06	December 31, 2013	Nil

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Common Shares underlying unexercised Incentive Rights or Options (#)	Exercise prices of Incentive Rights or Options(3) ($)	Incentive Right or Option expiration dates(4)	Value of unexercised in-the-money Incentive Rights or Options(4) ($)	Number of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Ian C. Dundas	151,859	13.23	July 9, 2019	Nil
	289,032	23.00	March 8, 2019	Nil	60,254 PSUs(5)	1,012,284	(5)
	105,264	30.40	March 10, 2018	Nil
	89,801	23.58	December 31, 2014-2016	Nil
	38,478	17.11	December 31, 2014-2015	Nil	13,479 RSUs(6)	235,035	(6)
	32,862	40.40	December 31, 2013-2014	Nil
	12,379	47.06	December 31, 2013	Nil
Robert J. Waters	113,336	13.23	July 9, 2019	Nil
	206,522	23.00	March 8, 2019	Nil	44,186 PSUs(5)	742,559	(5)
	79,386	30.40	March 10, 2018	Nil
	70,505	23.58	December 31, 2014-2016	Nil
	52,864	17.11	December 31, 2013-2015	Nil	10,346 RSUs(6)	180,626	(6)
	32,862	40.40	December 31, 2013-2014	Nil
	12,379	47.06	December 31, 2013	Nil
Raymond J. Daniels	88,642	13.23	July 9, 2019	Nil
	160,821	23.00	March 8, 2019	Nil
	47,720	30.40	March 10, 2018	Nil	34,849 PSUs(5)	586,000	(5)
	16,732	30.64	March 10, 2018	Nil
	44,445	23.58	December 31, 2014-2016	Nil
	19,684	17.11	December 31, 2014-2015	Nil	7,600 RSUs(6)	131,651	(6)
	12,360	40.40	December 31, 2013-2014	Nil
	508	36.54	December 31, 2013	Nil
Eric G. Le Dain	79,881	13.23	July 9, 2019	Nil
	144,437	23.00	March 8, 2019	Nil	32,289 PSUs(5)	543,839	(5)
	64,693	30.40	March 10, 2018	Nil
	51,951	23.58	December 31, 2014-2016	Nil
	37,772	17.11	December 31, 2013-2015	Nil	8,073 RSUs(6)	140,512	(6)
	17,580	40.40	December 31, 2013-2014	Nil
	5,418	47.06	December 31, 2013	Nil

Notes:

(1)

Any awards with expiration dates of March 10, 2018 and March 8, 2019 represent Options granted under the Stock Option Plan as part of 2011 and 2012 compensation, respectively. Any awards with the expiration date of July 9, 2019 represent Options granted in July 2012 as an advance on the 2013 incentive plan awards. Any awards with expiration dates ranging from 2013 to 2016 represent Incentive Rights granted under the Rights Incentive Plan prior to January 1, 2011.

(2)	As at December 31, 2012, there were no share-based awards that have vested but have not been paid out or distributed.

(3)	The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the Rights Incentive Plan.

(4)

The value of the unexercised in-the-money Incentive Rights and Options as of December 31, 2012 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2012 of $12.90 per Common Share over the applicable exercise price. The Rights Incentive Plan awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on December 31 of the third year following the year in which they vest. Accordingly, all Incentive Rights that are scheduled to expire on or before December 31, 2015 were vested as at December 31, 2012. The Stock Option Plan awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on the date which is seven years from the date of grant. Accordingly, one-third of the Options granted to the Named Executive Officers in 2011, and none of the Options granted in 2012, were vested as at December 31, 2012.

(5)

Represents the number of PSUs awarded in 2011 and 2012 pursuant to the Executive PSU Plan. The estimated future payouts represent the Corporation’s estimate, as at December 31, 2012, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2012 of $12.90, assuming that the monthly cash dividend amount in effect at December 31, 2012 continues to be in effect until the applicable vesting and payment dates and a relative performance factor (multiplier) of 1.0, which corresponds to the Corporation achieving the 50th (median) percentile as compared to its performance group. Subject to the Board’s discretion, the minimum payout would be one-half of this amount and the maximum payout would be two times this amount. As of December 31, 2012, the performance factors for PSUs awarded January 1, 2011, January 1, 2012, and July 1, 2012 were tracking towards multipliers of 0.66, 0.50, and 0.54, respectively. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated. The PSU awards generally vest 100% on the third anniversary of the date of grant. Accordingly, none of the PSUs granted to the Named Executive Officers in 2011 or 2012 were vested as at December 31, 2012.

(6)

Consists of the following, on an aggregate basis: (i) one-half of the RSUs awarded in 2011 pursuant to the Executive RSU Plan as part of the one-time transitional award, as one-half of such RSUs vested and was paid out in 2012; and (ii) one-third of the RSUs awarded in 2010 pursuant to the Executive RSU Plan, as two-thirds of such RSUs vested and were paid out in 2012 and 2011. The estimated future payouts represent the Corporation’s estimate, as at December 31, 2012, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2012 of $12.90 and assuming that the monthly cash dividend amount in effect at December 31, 2012 continues to be in effect until the applicable vesting and payment dates. The actual amount ultimately paid to the Named Executive Officers in respect of such RSUs upon vesting may be greater or less than the amounts indicated.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2012 for each Named Executive Officer under the Rights Incentive Plan and the Stock Option Plan (which are “option-based awards” in the table below) and under the Executive RSU Plan (which are “share-based awards” in the table below), as well as the amount of non-equity incentive plan awards (i.e., cash bonuses) earned during the year.  None of the awards granted to the Named Executive Officers in 2011 or 2012 pursuant to the Executive PSU Plan vested in 2012.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Option-based awards - Value realized upon exercise during the year(2) ($)	Share-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year(4) ($)
Gordon J. Kerr	213,751	Nil	817,084	368,940
Ian C. Dundas	136,200	Nil	620,179	286,416
Robert J. Waters	121,769	Nil	512,005	203,580
Raymond J. Daniels	69,438	Nil	335,401	192,640
Eric G. Le Dain	87,257	Nil	383,751	173,600

Notes:

(1)         Represents the aggregate value of the Incentive Rights and Options held by the Named Executive Officer that vested in 2012. The value was calculated as the difference between the exercise price of the Options and the Incentive Rights (reduced in accordance with the Rights Incentive Plan), as applicable, that vested in 2012 and the closing price of the Common Shares on the TSX on the date of vesting.

(2)         None of the Named Executive Officers exercised any of the Options or the Incentive Rights during 2012.  Calculated using the price received on the disposition of the Common Shares received upon exercise of the Options or the Incentive Rights, as applicable, less the exercise price of such Options or Incentive Rights.

(3)         Consists of the following, on an aggregate basis:  (i) one-third of the RSUs awarded in 2009 pursuant to the Executive RSU Plan; (ii) one-third of the RSUs awarded in 2010 pursuant to the Executive RSU Plan; and (iii) one-half of the RSUs awarded in 2011 pursuant to the Executive RSU Plan as part of the one-time transitional award.  The payouts, all of which were made in cash, were based on a five-day weighted average trading price of the Common Shares on the TSX ending three business days prior to the applicable vesting dates plus the accumulated dividends on the vested RSUs from the date of grant.

(4)         Represents the cash bonus awards paid to the Named Executive Officers in respect of 2012.

Description of Incentive Plans

Stock Option Plan

The Corporation adopted the Stock Option Plan in connection with the Conversion and such plan was approved by the Fund’s unitholders on December 9, 2010.  The purpose of the Stock Option Plan is to provide effective long-term incentives to the eligible recipients of Options and reward them on the basis of the long-term trading price of the Common Shares.  Below is a summary of the significant provisions of the Stock Option Plan.

The Stock Option Plan permits the Board of Directors to issue Options to any officer or employee of the Corporation as the Board of Directors may determine.  Directors of the Corporation are not eligible to participate in the Stock Option Plan.  The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other securities based compensation arrangements where Common Shares may be issued from treasury (i.e. the Rights Incentive Plan), will be reserved and available for issuance upon the exercise of Options. This 10%

maximum is a “reloading” provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated or cancelled or that have expired (including Incentive Rights under the Rights Incentive Plan) are immediately re-reserved for issuance under the Stock Option Plan and available for future issuances.  As of March 12, 2013, there were 14,024,223 Options outstanding, representing 7.0% of the issued and outstanding Common Shares on that date.

The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities based compensation arrangement (the “Individual Limit”). The maximum number of Common Shares that insiders of the Corporation may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of the Corporation under any other securities based compensation arrangement (the “Aggregate Insider Limit”). In addition, the maximum number of Common Shares that may be issued to any one insider of the Corporation under the Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of the Corporation under the Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of the Corporation under the Stock Option Plan or any other securities based compensation arrangement during the preceding one year period. For the purposes of these limits, the number of issued and outstanding Common Shares is to include any Common Shares issuable upon the exchange of any securities of a subsidiary of the Corporation that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends, distributions or other payments from the Corporation or its subsidiaries equivalent to the voting rights and rights to receive cash dividends attached to the Common Shares. However, this calculation would not include convertible debt securities, purchase warrants, Options outstanding under the Stock Option Plan or Incentive Rights outstanding under the Rights Incentive Plan.

Under the Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and become exercisable (including in connection with any Transaction, as described below).  The Stock Option Plan provides that the expiry date of an Option shall be the date which is seven years from the date of grant of such Option.  However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period.  Although not prescribed in the Stock Option Plan, the Board of Directors is expected to provide for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

If the Corporation completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction.  However, if:  (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction.  Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to the Corporation, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and the Corporation will refund to the Option holder all consideration paid by it to exercise those Options.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Additionally, the Stock Option Plan contains a “cashless exercise” feature which provides that, unless the Board determines otherwise at any time, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (i) the difference between the market price and the exercise price of such Option by (ii) the market price of the Common Shares at the date of exercise.  If a holder utilizes this “cashless exercise” feature, the full number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the plan.

An Option is personal to the grantee and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Options expire immediately upon the holder ceasing to provide active services to the Corporation), the Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation, following which the Options will expire.

The Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders and the holders of any other voting securities of the Corporation, suspend, discontinue or amend the Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders and the holders of other voting securities of the Corporation, amend the Stock Option Plan or an Option to:  (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan; or (e) amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes, in each case unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions.

The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time.  As a result of implementing a “reloading” 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires that the approval of all unallocated Options under the Stock Option Plan be sought by the Corporation every three years from a majority of the Corporation’s directors and the Shareholders.  See “Matters to be Acted Upon at the Meeting — Approval of Unallocated Options under the Stock Option Plan” for information on the approval of unallocated Options that will be sought at the Meeting.  Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

In 2012, an aggregate of 7,313,448 Options were granted, which represents approximately 3.7% of the issued and outstanding Common Shares as at December 31, 2012.  As of December 31, 2012, there were a total of 8,369,509 Options outstanding at exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $21.02 and expiration dates ranging from March 10, 2018 to July 9, 2019.  As of December 31, 2012, a total of 552,120 of these outstanding Options were exercisable, with a weighted average exercise price of $30.25.  For additional information regarding the Stock Option Plan and outstanding Options as at December 31, 2012, see Note 15 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2012.

Rights Incentive Plan

On June 21, 2001, following receipt of Unitholder approval, Enerplus adopted the TURIP pursuant to which Incentive Rights to acquire Trust Units were granted to the officers, employees and service providers of Enerplus.  As a result of the Conversion and pursuant to the amendment provisions of the TURIP, the plan was amended and restated effective January 1, 2011 as the “Rights Incentive Plan” to reflect the conversion of Enerplus from an income trust to a corporation.  Each Incentive Right outstanding as at December 31, 2010 was adjusted such that each Incentive Right now entitles the holder thereof to purchase one Common Share in lieu of a Trust Unit on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion.  All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan. The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by the Corporation of the Stock Option Plan effective January 1, 2011, the Corporation does not currently expect to make any further grants of awards under the Rights Incentive Plan.  The Rights Incentive Plan and the Stock Option Plan are currently the only securities based compensation arrangements adopted by the Corporation pursuant to which securities may be issued from treasury of the Corporation. A brief summary of the material terms of the Rights Incentive Plan is provided below.

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance under the Rights Incentive Plan, subject to any adjustments or increases of such number pursuant to the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866, which was the number of Incentive Rights outstanding on January 1, 2011, the date of the Conversion.  All Incentive Rights that are exercised, terminated or cancelled or that have expired are immediately re-reserved for issuance under the Stock Option Plan, as described above.  As of March 12, 2013, 2,393,084 Incentive Rights remained outstanding, representing 1.2% of the issued and outstanding Common Shares on that date.

The original exercise price of the Incentive Rights at the time of grant must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Rights by the Board of Directors.  However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Corporation’s distributions to Shareholders exceed 10% of the net property, plant and equipment account on the Corporation’s balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per share amount.  In certain circumstances, it is more advantageous to the holder to use the original exercise price rather than the downward-adjusted exercise price, as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the Rights Incentive Plan, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The Rights Incentive Plan states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  However, if the original expiry date of an Incentive Right occurs during, or within ten business days of the end of, a Corporation-imposed securities trading blackout applicable to a holder of Incentive Rights, then the expiry date is extended to be the tenth business day after the original expiry date of the blackout period.  Although not prescribed in the Rights Incentive Plan, the Board of Directors historically provided for gradual vesting periods for each grant of Incentive Rights, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.

An Incentive Right is personal to the grantee and is non-transferable and non-assignable.  The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares.  If the employment or appointment of an Incentive Rights holder with the Corporation is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to the Corporation), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to the Corporation.

The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.  The Rights Incentive Plan states that the Board of Directors may, at any time without the approval of the Shareholders and holders of other voting securities of the Corporation, suspend, discontinue or amend the Rights Incentive Plan or any Incentive Right.  However, the Board of Directors may not, without the approval of a majority of the Shareholders and holders of other voting securities of the Corporation, amend the Rights Incentive Plan or an Incentive Right to:  (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) other than as provided for in the exercise price adjustment mechanisms for distributions described above, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms; (c) extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expanding the categories of individuals who are eligible to participate in the Rights Incentive Plan; or (e) amend the Rights Incentive Plan to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity, or for estate planning or estate settlement purposes, in each case unless the change to the Rights Incentive Plan or an Incentive Right results from the application of provisions in the Rights Incentive Plan relating to mergers, business combinations, take-over bids and anti-dilution provisions.

The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time.  Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

For a description of the treatment of Incentive Rights in connection with certain transactions involving the Corporation or termination of a Named Executive Officer’s employment with the Corporation, see “— Termination and Change of Control Benefits” below.

There were no Incentive Rights granted in 2012.  As of December 31, 2012, there were a total of 2,415,829 Incentive Rights outstanding at exercise prices ranging from $17.11 to $50.25 with a weighted average exercise price of $26.36 ($25.92 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from December 31, 2013 to December 31, 2016.  As of December 31, 2012, a total of 2,023,460 of these outstanding Incentive Rights were exercisable, with a weighted average exercise price of $26.90 ($26.37 after giving effect to the downward adjustments to the exercise prices).  For additional information regarding the Rights Incentive Plan and outstanding Incentive Rights as at December 31, 2012, see Note 15 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2012.

Executive Performance Share Unit Plan

Effective January 1, 2011, the Corporation implemented the Executive PSU Plan, pursuant to which notional PSUs may be granted to the executive officers of the Corporation, at the discretion of the Board.  This plan is intended to promote a proprietary interest in the Corporation and greater alignment of interests between executives and the Shareholders, to provide a compensation system for executives that is reflective of the responsibility and commitment accompanying their role in the management and operation of the Corporation in respect of future services to be rendered by such executives, and to assist the Corporation to attract and retain individuals with experience and ability to act as management of the Corporation.  The amounts paid out with respect to a grant of PSUs made pursuant to the Executive PSU Plan will depend on the “total return” on the Corporation’s Common Shares over the relevant three year “performance period” as compared to a designated “performance group” of industry peers.  Once the applicable performance period has been completed, a grant of PSUs vests and a cash payment, calculated as described below, is made to the executive within 31 days of the completion of such performance period.

The “total return” on the Corporation’s Common Shares over the performance period is calculated by dividing (i) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (ii) the Common Share price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  This total return is then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX Oil & Gas Exploration & Production Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by the Corporation.  The composition of the performance group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The Corporation’s total return, as compared to the performance group, results in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PSUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, the Corporation’s management.  The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to its performance group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where the Corporation’s performance ranks at or above the 75th percentile as compared to its performance group, with intermittent points interpolated appropriately.

Once the relative performance factor has been applied to the number of PSUs initially granted to result in an adjusted number of PSUs, a dollar amount is assigned to the adjusted number of PSUs by multiplying that number of PSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days of the applicable performance period.  The executive is entitled to be paid that amount in cash plus an amount equal to the cumulative dividends per Common Share declared payable and having a record date during the applicable performance period.

Notwithstanding anything else in the Executive PSU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSU award under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the Executive PSU Plan.

For a description of the treatment of PSUs in the event of a change of control of the Corporation, certain business combinations or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “— Termination and Change of Control Benefits” below.

Executive Restricted Share Unit Plan

Effective January 1, 2009, Enerplus implemented the Executive RTU Plan and the initial grants under the plan were made in March 2009. As a result of the Conversion, the plan was amended and restated as the “Executive RSU Plan” effective January 1, 2011 to reference Common Shares and dividends paid on those shares in lieu of Trust Units and distributions paid on those units. All other material terms and conditions of such awards generally remain the same as existed prior to January 1, 2011. The Executive RSU Plan was further amended effective June 1, 2011 to allow for accelerated vesting, subject to certain adjustments, of outstanding RSUs held by an executive officer upon termination of employment due to retirement. Following the adoption by the Corporation of the Executive PSU Plan effective January 1, 2011, the Corporation does not currently intend to utilize the Executive RSU Plan as a base component of its executives’ annual long-term incentive grants, but instead may be used from time to time where the Board determines grants of RSUs are appropriate. Following the implementation of the

Executive PSU Plan, all executives of the Corporation (including the Named Executive Officers) were granted a one-time transitional award under the Executive RSU Plan described below as part of 2011 long-term compensation. The purpose of this transitional award was to address the long-term retention compensation gap which was created by the transition to a 100% “cliff” vesting on the third anniversary of the grant under the Executive PSU Plan from an annual partial vesting under the Executive RSU Plan. The transitional awards equalled 50% of each executive’s 2011 long-term incentive award and vested, in equal amounts, in March 2012 and March 2013.

Below is a brief summary of the significant provisions of the Executive RSU Plan.

Under the Executive RSU Plan, the Board, in its discretion, is entitled to grant notional RSUs to the executive officers of the Corporation to further align the compensation of the Corporation’s executive officers with the interests of the Shareholders.  Each RSU represents a right to potentially receive a cash payment on each vesting date designated by the Board.  Unless otherwise determined by the Board, the RSUs will vest as to one-third on each of the first, second and third anniversaries of the date of grant of the RSUs.  The amount of the cash payment shall equal the “market value” of the number of RSUs (i.e. Common Shares) that vest on the applicable date, with the “market value” being the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending three business days prior to the vesting date.  Additionally, concurrent with any payment made to an executive in respect of RSUs that vest pursuant to the plan, the executive will receive an additional cash payment equal to the monthly cash distributions and dividends, if any, that would have been paid by the Corporation on such vested RSUs had they been outstanding as Common Shares (or prior to January 1, 2011, Trust Units of the Fund) from the date of grant.

Notwithstanding anything else in the Executive RSU Plan, the Board may amend or modify the terms and conditions regarding any grant or payment made in respect of any RSUs granted under the plan, including to accelerate the vesting or payment date or to modify the methodology of calculating and paying any RSU awards; provided that no amendment or modification may, without the consent of the affected executive, reduce the amount of the payment to be made in respect of an RSU award.

For a description of the treatment of RSUs granted under the Executive RSU Plan in the event of a change of control of the Corporation, certain business combinations involving the Corporation or the termination of a Named Executive Officer’s employment with the Corporation in certain circumstances, see “— Termination and Change of Control Benefits” below.

Termination and Change of Control Benefits

General

In connection with the termination of a Named Executive Officer’s employment and/or a Change of Control of the Corporation (as defined below) or similar business combination transactions, certain payments may be required to be made to a Named Executive Officer pursuant to the executive employment agreements in place between the Corporation and each of its senior officers (the “Executive Employment Agreements”) and the various incentive award plans implemented by the Corporation.

For the purposes of the Executive Employment Agreements and each of the Executive RSU Plan and the Executive PSU Plan, a “Change of Control” generally means:  (i) the acquisition by a person of beneficial ownership of such number of voting securities of the Corporation, which would entitle such person to cast 35% or more of the votes attaching to all voting securities of the Corporation which may be cast to elect directors of the Corporation; (ii) the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving the Corporation, unless persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, the Corporation or any resulting entity outstanding immediately after such transaction; (iii) the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole; (iv) the liquidation of the Corporation or substantially all of its assets or the winding-up or dissolution of the Corporation; (v) a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of the Corporation with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or (vi) a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur.  An internal reorganization involving only the Corporation and its subsidiaries in circumstances where the business of the Corporation is continued and where the shareholdings of the Corporation remain the same following the transaction as existed prior to such transaction would not constitute a Change of Control.

Certain of the plans also refer to a “Transaction”, which generally means any merger, amalgamation, arrangement, business combination, sale of all or substantially all of the assets of the Corporation, take-over bid or similar transaction that results in the Common Shares being replaced in full with securities of another issuer.  Completion of a Transaction may or may not constitute a Change of Control of the Corporation.

The term “Good Reason” generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:  (i) the aggregate remuneration of the executive is materially reduced or not paid when due; (ii) the Corporation requires the executive, without the executive’s agreement, to be based anywhere other than the Corporation’s principal offices on a non-temporary basis; (iii) the executive is subject to a material reduction in the executive’s overall responsibility; (iv) the Corporation fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits); or (v) any failure by any successor of the Corporation to assume and agree to be bound by the provisions of the Executive Employment Agreement.  Additionally, for the purposes of the Executive Employment Agreements and the Corporation’s various incentive award plans, the date of termination of employment is generally deemed to be the last day on which an executive or employee, as the case may be, actively provides services to the Corporation, and not the date of notice of termination or the completion of any statutory or common law notice period.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the Rights Incentive Plan, Stock Option Plan, Executive RSU Plan and Executive PSU Plan, in the event of termination for just cause or the voluntary resignation of a Named Executive Officer (including the retirement of the Named Executive Officer for the purposes of the Executive Employment Agreements, the Rights Incentive Plan and the Stock Option Plan), the executive is not entitled to any incremental or further compensation from the date of termination, and all unexercised, unvested or unpaid grants or awards, as the case may be, made under those plans are immediately forfeited and cancelled.

Termination Without Just Cause or For Good Reason Following a Change of Control or Similar Transactions

Executive Employment Agreements

If a Named Executive Officer terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control, or if the employment of the executive is terminated at any time without just cause, the executive will be entitled to certain payments pursuant to the Executive Employment Agreements, the amount of which are dependent on the executive’s position, years of service with Enerplus, age, and total compensation prior to termination.  For the purposes of determining certain components of such payments, the “Severance Period” for each of the Named Executive Officers, as at December 31, 2012, is set forth below:

Name	Severance Period
Gordon J. Kerr	30 months
Ian C. Dundas	24 months
Robert J. Waters	24 months
Raymond J. Daniels	24 months
Eric G. Le Dain	24 months

Following termination of employment in the circumstances described above, each executive is entitled to receive a lump sum payment, within 10 days of the termination date, equal to (i) the aggregate base salary the executive would receive during the Severance Period, (ii) an amount in lieu of the executive’s annual non-equity (i.e. cash) incentive bonus for the Severance Period and for the period of partial and completed years immediately prior to the termination date for which the executive has not been paid any incentive bonus, if any, generally based on the simple average of the amount of such bonus made in the past two fiscal years, and (iii) payment in lieu of certain benefits and perquisites otherwise payable by the Corporation to or on behalf of the executive during the Severance Period (consisting of items such as, among other things, parking, professional dues, vacation, car allowance and general health and disability benefits).  Additionally, at the option of the executive, the Corporation is to provide the executive with commercially reasonable executive outplacement services (including reasonable office premises) for a period of up to six months following the termination date.  The Executive Employment Agreements further provide that in such circumstances, notwithstanding the terms of any of the incentive plans adopted by the Corporation from time to time, all rights, awards and payments under such incentive plans will immediately vest and become immediately payable on the termination date and, where applicable, become fully exercisable in accordance with their terms on the termination date.

As a condition of receiving such payments and arrangements, the executive must execute a release that releases the Corporation from further obligations and liabilities to the executive.  Additionally, the Executive Employment Agreements state that during the Severance Period, an executive may not, directly or indirectly, without the consent of the Corporation, solicit for hire any employee of the Corporation for employment with another entity, acquire more than 5% of the outstanding securities of the Corporation, engage in any non-management proxy solicitation with respect to the Corporation or publicly announce any transaction with respect to the Corporation.  The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and after the termination of the executive’s employment with the Corporation.

Rights Incentive Plan and the Stock Option Plan

If the employment of an Incentive Rights holder or an Option holder with the Corporation is terminated for any reason (including termination without just cause or by the executive for Good Reason within 90 days of a Change of Control) other than for cause, the Incentive Rights or Options, as the case may be, held by such individual must be exercised within 90 days of the termination date.  As described above under “— Executive Employment Agreements”, termination of an executive’s employment without just cause or for Good Reason within 90 days of a Change of Control results in the accelerated vesting of all otherwise unvested Incentive Rights and Options, as the case may be, for such executive, which may be exercised by the executive within such 90-day period.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in substitution for the Common Shares, then the Incentive Rights or Options, as applicable, would be modified so that, upon exercise of such Incentive Rights or Options, the holder would receive that number of securities of the successor issuer that he or she would have received as a result of the Transaction if the holder had exercised the Incentive Rights or Options, as the case may be, to purchase Common Shares immediately prior to the Transaction and was holding such Common Shares on the effective date of such Transaction.  However, under the Stock Option Plan, if the Board determines that such substitution or replacement of Options will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the Option holders or the Transaction would replace the Common Shares with unlisted securities, the outstanding Options would become fully vested and exercisable at any time after the Option holders receive notice of such accelerated vesting and prior to the occurrence of the Transaction.  In the event that a Transaction would constitute a Change of Control and the executive’s employment is terminated by the executive for Good Reason within 90 days of the Change of Control, as stated above, the Executive Employment Agreements provide that the vesting of all Incentive Rights and Options held by the executive will accelerate.

Pursuant to the terms of the Rights Incentive Plan, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Common Shares, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid.  If those Common Shares are not tendered to or taken up under the bid, any Common Shares acquired by the holder of the exercised Incentive Rights in connection with the take-over bid are deemed to be cancelled and returned to the Corporation, and the Incentive Rights and the consideration paid by the holder to exercise those Incentive Rights will be returned to the holder.

Under each of the Rights Incentive Plan and the Stock Option Plan, the Board may at any time, in its discretion, accelerate the vesting of Incentive Rights or Options, including in connection with a Change of Control or Transaction.

Executive RSU Plan and Executive PSU Plan

Each of the Executive RSU Plan and the Executive PSU Plan (as well as the Executive Employment Agreements as described above) provides for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive is terminated without just cause or if the executive terminates his or her employment with the Corporation for Good Reason within 90 days of a Change of Control.  For purposes of the Executive PSU Plan, the amount of the accelerated payment for outstanding PSU awards is calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation from the date of grant of a particular PSU award (or where none exist, based on year-to-date performance).  The accelerated payments are to be made within 30 days of the employment termination date or at the time other severance obligations are paid.

If, as a result of the occurrence of a Transaction (which may or may not constitute a Change of Control), the Shareholders receive securities of another issuer in full substitution or replacement for the Common Shares, the outstanding RSUs and PSUs, as the case may be, shall remain outstanding and continue in effect following the effective date of such Transaction, with certain adjustments made to each to appropriately account for the economic effect of the exchange ratio of replacement securities issued for Common Shares pursuant to the Transaction.  If the Board determines that such substitution or replacement of RSUs or PSUs, as applicable, will not be effected pursuant to the Transaction, would not be practicable, may result in adverse tax consequences to the holders of RSUs or PSUs or the Transaction would replace the Common Shares with unlisted securities, then the vesting of all such awards shall accelerate and the eligible executive shall receive a cash payment in respect of all outstanding PSUs or RSUs, as the case may be, immediately prior to the effective date of the Transaction.  Under the Executive PSU Plan, the amounts of such cash payments are to be calculated in the same manner as described above for termination without just cause and for Good Reason following a Change of Control.

Estimated Payments

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had either a Named Executive Officer been terminated without just cause or if a Named Executive Officer would have been entitled to terminate his or her employment for Good Reason within 90 days of a Change of Control, in each case had such events occurred on December 31, 2012.

Estimated Incremental Payments as of December 31, 2012
Termination Without Just Cause or Termination For Good Reason Following a Change of Control

Name	Salary(1) ($)	Annual Incentive Bonus(2) ($)	Rights Incentive Plan and Stock Option Plan Payments(3) ($)	Executive RSU Plan Payments(4) ($)	Executive PSU Plan Payments(5) ($)	Benefits and Perquisites(6) ($)	Total ($)
Gordon J. Kerr	1,430,000	1,181,250	Nil	265,603	1,527,472	415,645	4,819,970
Ian C. Dundas	884,000	760,000	Nil	235,035	1,012,284	266,717	3,158,036
Robert J. Waters	754,000	540,000	Nil	180,626	742,559	235,914	2,453,099
Raymond J. Daniels	688,000	389,000	Nil	131,651	586,000	220,139	2,014,790
Eric G. Le Dain	620,000	406,500	Nil	140,512	543,839	182,158	1,893,009

Notes:

(1)         Represents the Named Executive Officer’s 2012 annual salary multiplied by the Severance Period.

(2)         Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2010 and 2011, had such amount been received for the duration the of Severance Period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2012.

(3)         All unvested Incentive Rights and Options held by the Named Executive Officer as at December 31, 2012 would vest and be immediately exercisable on December 31, 2012 as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights and Options in respect of which vesting has been accelerated, based on the difference between the closing price of Common Shares on the TSX on December 31, 2012 and the exercise price of such Incentive Rights (after giving effect to the reduction in the applicable exercise price as provided for in the Rights Incentive Plan and such Options).   See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(4)         All unvested RSUs held by the Named Executive Officer as at December 31, 2012 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding RSUs held by each Named Executive Officer at December 31, 2012 based on the closing price of the Common Shares on the TSX on such date, plus the monthly cash dividends that would have been paid by the Corporation on such RSUs had they been outstanding as Common Shares from the date of grant.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(5)         All unvested PSUs held by the Named Executive Officer as at December 31, 2012 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding PSUs held by each Named Executive Officer based on a relative performance factor of 1.0, plus the monthly cash dividends that would have been paid by the Corporation on such PSUs had they been outstanding as Common Shares from the date of grant.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

(6)         The amounts in this column include amounts payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurances and disability programs, benefits paid under a flexible spending account, club membership dues and the matching contribution made by the Corporation to each of the Named Executive Officers pursuant to the Savings Plan, as well as vacation pay.

Death, Disability or Retirement

If a Named Executive Officer’s employment with the Corporation is terminated due to death, permanent disability or retirement, no incremental payments or benefits become automatically payable to the executive officer under the Executive Employment Agreements.

Under the Rights Incentive Plan and the Stock Option Plan, in the case of the executive’s disability or death, the executive or his or her estate has 90 days from the date of termination to exercise any Incentive Rights or Options, as the case may be, that vest in their normal course prior to the end of the 90-day period.  The Executive RSU Plan and the Executive PSU Plan provide for the full acceleration of vesting and payment of all outstanding awards held by an executive if the executive’s employment is terminated by reason of disability or death.  In these cases, the executive, or his or her legal representative in the case of death, shall receive a cash payment in respect of all outstanding RSUs, including the notional accumulated monthly cash dividends on the RSUs, at the date of termination.  In case of the Executive PSU Plan awards, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made, calculated on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed fiscal years of the Corporation during that performance period prior to the executive’s termination date (or where none exist, the year-to-date performance). Accordingly, the estimated incremental payments that would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated by reason of death or disability on December 31, 2012 is as follows:  Gordon J. Kerr - $679,762; Ian C. Dundas - $526,121; Robert J. Waters - $393,997; Raymond J. Daniels - $301,686; and Eric G. Le Dain - $299,995.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

In order to be considered as having “retired” from employment with the Corporation, an executive must have stated his or her intention to be treated as having “retired” and such retirement status and the effective date of such retirement have been accepted and confirmed by the Chair of the Committee (or any replacement committee thereof) upon the recommendation of the CEO (except in the case of the proposed retirement of the CEO, which must be accepted and confirmed by the Chair of the Board and the Chair of the Committee). Under the Executive RSU Plan, in the case of an executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all RSUs granted to such executive (including the notional accumulated monthly cash distributions and dividends on the RSUs), which is then prorated based on the percentage of the applicable period from the grant date to the vesting date of such RSUs that has elapsed up to the termination date.  Any grants or awards on which payment is not made as described above are forfeited and cancelled.  Under the Executive PSU Plan, in case of the executive’s retirement, unless otherwise determined to be a greater amount by the Board, the executive shall receive a cash payment in respect of all outstanding PSUs in respect of which payment has not yet been made calculated in the same manner as described above in respect of termination upon disability or death, except that the amount of PSU awards to be paid shall be prorated based on the percentage of the applicable full three year performance period completed prior to the executive’s termination date.  The portion of the PSUs in respect of which payment is not made is forfeited and cancelled.  Accordingly, subject to the exercise of Board discretion as described above, the following incremental payments would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated as a result of the retirement of the executive on December 31, 2012 in respect of the RSU and PSU awards held by the Named Executive Officers:  Gordon J. Kerr - $679,762; Ian C. Dundas - $526,121; Robert J. Waters - $393,997; Raymond J. Daniels - $301,686; and Eric G. Le Dain - $299,995.  See “Incentive Plan Awards — Outstanding Option-Based Awards and Share-Based Awards” above.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2012, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Rights Incentive Plan, being the only compensation plans of the Corporation then in effect in which securities may be issued from treasury.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,785,338	$22.22	9,083,079
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,785,338	$22.22	9,083,079

Note:

(1)         Without giving effect to the permitted reduction of the exercise prices under the Incentive Rights Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $22.12.

For a description of the Stock Option Plan and the Rights Incentive Plan, see “Executive Compensation — Incentive Plan Awards” above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate of the foregoing, has been indebted to the Corporation at any time since January 1, 2012.  The Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with the Corporation since January 1, 2012 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, none of the directors, proposed directors or executive officers of the Corporation or anyone who has held such office since January 1, 2012, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of the Corporation consider good corporate governance to be essential to the effective operation of the Corporation.  As part of the Corporation’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Corporation is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “National Instrument”) and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”).  In addition, the Corporation is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes—Oxley Act of 2002.  As a foreign private issuer whose Common Shares are listed on the NYSE, the Corporation is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards.  The Corporation has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  However, as a foreign private issuer listed on the NYSE, the Corporation is not obligated to and does not have an internal audit function.  The Corporation has devoted significant attention and resources to ensure that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Corporation, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Twelve of the thirteen current directors of the Corporation, and eleven of the twelve nominees for directors of the Corporation proposed to be elected at the Meeting, have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance &

Nominating Committee.  As a result, the Board of Directors is currently and will be, assuming the election of all twelve nominees at the Meeting, composed of a majority of independent directors.  The twelve independent directors of the Corporation currently are Messrs. Martin (the Chairman of the Board), Barr, Dodge, Fraser, Hodgins, Nelson, O’Brien, Pew, Roane, Seth and Steeves and Ms. MacKenzie.  All of the current directors of the Corporation, with the exception of Mr. Seth who is retiring from the Board pursuant to the Corporation’s retirement policy described below, are nominated for re-election at the Meeting.  One director, Mr. Kerr, is the CEO of the Corporation, and as such is not independent.  It is the Corporation’s practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director’s change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors hold in camera sessions without management present at each Board meeting.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director’s continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and continued suitability.

Retirement

In February 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee whereby no person shall be nominated by the Board to serve as a director after he or she has passed his or her 72nd birthday, unless the Chairman of the Board has agreed to waive the mandatory retirement age of such person for one year because of special circumstances.  Further, the Board agreed to grandfather those directors who were or became 72 years old during 2010 for an additional two year period.  Pursuant to this policy, Mr. Seth is not seeking re-election to the Board at the Meeting.  In anticipation of his retirement and the decision by two former directors of the Corporation not to stand for re-election at the meeting of shareholders held in May 2012, the Corporation conducted a search for appropriate director candidates and, as a result, Messrs. Fraser, Nelson and Steeves were appointed to the Board in June 2012.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each Board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chair of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee’s recommendation.

Director Compensation and Share Ownership

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained an independent consultant to assist in its review of the Corporation’s director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

Each of the directors is required to accumulate ownership of a minimum of three times their annual retainer in Common Shares of the Corporation or DSUs within five years of their election to the Board or from February 25, 2010 (the date of the change to the minimum ownership requirement), whichever is later.  This requirement was imposed in order to better align the interests of the members of the Board with those of the Shareholders.  In 2012, the independent members of the Board of Directors did not participate, and are not entitled to participate, in any type of option plan of the Corporation, such as the Incentive Rights Plan or the Stock Option Plan.  See “Director Compensation and Share Ownership — Incentive Plan Awards” above for a discussion of compensation plans applicable to the Corporation’s directors.

Board and Committee Meeting Attendance

In fiscal 2012, the Board of Directors and its committees held the following number of meetings:

Board of Directors	11
Audit & Risk Management Committee	4
Compensation & Human Resources Committee	5
Corporate Governance & Nominating Committee	2
Safety & Social Responsibility Committee	2
Reserves Committee	3

Information regarding the attendance at meetings of the Board of Directors and applicable committees in 2012 for each of the directors of the Corporation who is nominated for re-election at the Meeting is contained in the information regarding each proposed nominee for election as a director of the Corporation under the heading “Matters to be Acted Upon at the Meeting — Election of Directors of the Corporation”.  Additionally, the names of all other public companies for which such directors serve as directors (including the board committees on which the Corporation’s directors serve for such entities) is also included in that section of the Information Circular.

Board Mandate and Committee Charters

The Board of Directors is responsible for the overall stewardship of the Corporation and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of the Corporation, all as more particularly described in the Board Mandate adopted by the Board of Directors.  As set out in the Board Mandate, the Board of Directors has established five committees to assist with its responsibilities:  the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Safety & Social Responsibility Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Mandate is attached as Appendix “B” to this Information Circular.  The Board Mandate, together with the Charters of each of the five committees of the Board, is also available on the Corporation’s website at www.enerplus.com, and printed copies are available for any Shareholder who requests them from the Corporation.

Position Descriptions and Chairman’s Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and CEO have also developed a written position description for the CEO.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management and acting in an advisory capacity to the CEO in all matters concerning the interests and management of the Corporation.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of the Corporation’s executive management review with each new member certain information and materials regarding the Corporation and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of the Corporation.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.  In addition, during the year, management of the Corporation facilitated a day-long in-house educational technical seminar, which was attended by all directors of the Corporation.

Executive Succession Planning

The Committee has the responsibility to review management’s ongoing succession planning.  Management, on an annual basis, provides the Committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff complement. In particular, the Committee and the CEO conduct a detailed review of current employees who are potential successors for the position of CEO, which includes an assessment of each individual’s strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change and any current plans for such individual’s career development.  The Committee also evaluates the current list of potential successors identified relative to those identified in prior years and any change to the candidates or their suitability is noted. Following the review, management, in conjunction with the Committee, collaboratively propose solutions which attempt to address any identified concerns. Management and the Committee went through the process described above to identify Mr. Dundas as the successor to Mr. Kerr as the President & CEO and a director of the Corporation effective June 30, 2013.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the “Code”) applicable to all directors, officers, employees and consultants of the Corporation.  The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as:  honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and the Corporation’s books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Corporation’s website at www.enerplus.com and was filed on February 23, 2012 as a “Code of conduct” under the Corporation’s SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls and auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, the CFO, General

Counsel or the human resources department and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Corporation’s website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of the Corporation has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such material transactions or payments occurred in the past year.  Furthermore, the Corporation has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Each committee of the Board operates in accordance with a Board-approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity must be preserved when considering candidates for rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board, and in all cases, should be rotated only if rotation is likely to increase committee performance. Following the departure of four former directors of the Corporation in 2012 and in anticipation of Mr. Seth’s retirement, the Corporation appointed Messrs. Fraser, Nelson and Steeves to the Board in June 2012.  Each newly appointed director has been assigned to certain of the Board’s committees and filled the vacancies left by the director departures in 2012.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Roane (as Chair), Hodgins, Nelson and O’Brien, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is also responsible for:

•                                          assessing and making recommendations to the Board as to the size of the Board and the appropriate skills and characteristics required of Board members;

•                                          recommending nominees for election or re-election to the Board;

•                                          annually reviewing each director’s continuation on the Board;

•                                          facilitating an annual Board effectiveness session and co-ordinating the implementation of suggested improvements and strategies;

•                                          reviewing and monitoring the orientation of new directors;

•                                          regularly reviewing the Corporation’s corporate governance practices and recommending to the Board any changes that the Corporate Governance & Nominating Committee deems necessary or advisable;

•                                          reviewing the Corporation’s annual disclosure of corporate governance practices; and

•                                          reviewing the Corporation’s corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Ms. MacKenzie (as Chair) and Messrs. Barr, Dodge and Nelson, all of whom are independent.  The Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources policies, succession planning and compensation matters.  The Committee also recommends the form and adequacy of compensation arrangements for the Corporation’s executive officers and employees, having regard to associated risks and responsibilities.  In addition, the Committee’s responsibilities also include:

•                                          assessing the performance of the senior management, with reference to corporate objectives;

•                                          making base salary recommendations to the Board for its approval for the CEO and senior management, having regard to executive compensation policies, programs and awards;

•                                          reviewing and making recommendations to the Board for the approval of the granting of awards to officers and employees under the Corporation’s long-term incentive plans;

•                                          reviewing overall compensation programs to ensure competitiveness, reasonableness and employee retention; and

•                                          reviewing long-term succession plans for senior executive positions.

The Committee obtains executive compensation data from third party providers who consult in the oil and gas sector.  During the year, Mercer was retained by the Committee to provide advice regarding the compensation of the Corporation’s directors and executive officers to ensure market competitive compensation.  See “Executive Compensation — Overview” for details of the fees paid to Mercer by the Corporation in 2012 in respect of such services.

Further information regarding the activities and recommendations of the Committee is provided under “Executive Compensation — Compensation Discussion and Analysis”.

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Hodgins (as Chair), Pew, Roane and Steeves, all of whom are independent and financially literate for purposes of NI 52-110, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Corporation’s website at www.enerplus.com and is also included in the Corporation’s Annual Information Form for the year ended December 31, 2012 which has been filed on SEDAR at www.sedar.com and which is included in the Corporation’s annual report on Form 40-F which has been filed on EDGAR at www.sec.gov.  This committee is primarily responsible for the Board’s review of the Corporation’s financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                                         financial reporting and continuous disclosure of the Corporation;

•                                          the Corporation’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;

•                                          evaluating and monitoring the performance and independence of the Corporation’s external auditors; and

•                                          monitoring the manner in which the business risks of the Corporation are being identified and managed.

For additional details regarding the Audit & Risk Management Committee’s role and responsibilities, see the full text of the Committee’s Charter in the Corporation’s annual information form as noted above.

Safety & Social Responsibility Committee

The Safety & Social Responsibility Committee is currently comprised of Messrs. Dodge (as Chair), Barr, Fraser and Steeves, all of whom are independent.  The principal functions of the Safety & Social Responsibility Committee are to assist the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that the Corporation’s activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Corporation’s regulatory obligations, in addition to the following duties:

•                                          reviewing the Corporation’s health, safety, regulatory and environment (“HSRE”) programs and policies;

•                                          reviewing the Corporation’s performance related to HSRE matters on a semi-annual basis;

•                                          reviewing significant external and internal HSRE reports on risk assessments, ongoing investigations and audits performed;

•                                          reviewing the status of significant remediation projects, developments and environmental provisions;

•                                          ensuring that long range preventive programs are in place to mitigate future risks;

•                                          participating in annual visits to one of the Corporation’s operating facilities;

•                                          receiving an annual compliance certificate from management; and

•                                          generally ensuring the integrity of the Corporation’s HSRE programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Pew (as Chair), Fraser and Seth and Ms. MacKenzie.  As mentioned above, Mr. Seth will be retiring from the Reserves Committee effective May 10, 2013. The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Corporation’s oil and natural gas reserves.  This committee’s responsibilities also include:

•                                          reviewing management’s assessment of the work of the independent reserves evaluators annually;

•                                          recommending to the Board the engagement of the independent reserves evaluators;

•                                          reviewing the Corporation’s procedures relating to the disclosure of information with respect to its reserves and resources;

•                                          reviewing the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management;

•                                          meeting with the reserves evaluators independent of management;

•                                          determining whether any restrictions affect the ability of the reserves evaluators in reporting on the Corporation’s reserves and resources data;

•                                          receiving, annually, signed reserves evaluators’ reports and a certificate of compliance and due diligence from management; and

•                                          making recommendations to the Board regarding the approval of the Corporation’s year-end reserves evaluations.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. In performing the committee’s mandate in this regard, the Chair of the Corporate Governance & Nominating Committee leads a Board effectiveness discussion with all members of the Board during an in camera session at the annual strategic planning session of the Board, commonly held in June.

ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis (“MD&A”) and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2012, which have been provided to Shareholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet under the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Corporation’s website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of the Corporation, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of the Corporation knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL SHAREHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

“David A. McCoy”

David A. McCoy

Vice-President, Corporate Services, General Counsel & Corporate Secretary

Enerplus Corporation

APPENDIX “A”
SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

Please see “Matters to be Acted Upon at the Meeting — Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan” in the Information Circular to which this Appendix is attached for a discussion of the shareholder rights plan of the Corporation proposed to be continued pursuant to the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 10, 2013 between the Corporation and Computershare, as rights agent, (referred to herein as the “Rights Plan”), provided requisite Shareholder approval is obtained at the Meeting, and the reasons for the Board of Directors recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the Information Circular to which this Appendix is attached.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary.  A Shareholder may obtain a copy of the Rights Plan by contacting the Corporate and Investor Relations Department of the Corporation at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2000.

Definitions

“Convertible Securities” means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Independent Shareholders” means holders of Common Shares, excluding:

(a)                                 any Acquiring Person (as described below);

(b)                                 any Offeror (as defined below);

(c)                                  any affiliate or associate of such Acquiring Person or Offeror;

(d)                                 any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e)                                  any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

“Offer to Acquire” includes:

(a)                                 an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b)                                 an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

“Offeror” shall mean any person that is making or has announced a current intention to make a Take-over Bid.

“Take-over Bid” means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror’s securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the Meeting, the Rights Plan will be continue to be in effect following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the “Expiration Time”, which, pursuant to the Rights Plan, is defined as the earliest of:  (i) the “Termination Time”, generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders of the Corporation in the year 2016, unless the term of the Rights Plan is extended beyond such date by resolution of the holders of Common Shares at the 2016 annual meeting of Shareholders, and at every third annual meeting of the Shareholder thereafter (each, a “Reconfirmation Meeting”).  If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then “Expiration Time” shall mean the earlier of the Termination Time and the termination of the annual meeting of Shareholders of the Corporation in the year that is three years after the year in which such approval occurs.

Issue of Rights

One right (a “Right”) was issued by the Corporation in respect of each Common Share that was outstanding immediately after the Conversion and each additional Common Share issued thereafter.  One Right will also be issued for each additional Common Share issued after the Meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with the Corporation’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the “Separation Time”, being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the Board of Directors may determine.

Acquiring Person

A person will be considered to be an “Acquiring Person” for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Directors has not waived the application of the Rights Plan, each Right beneficially owned by:

(a)                               an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)                               any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for the Corporation without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a “Permitted Bid” under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a)                               made to all holders of record of Common Shares (other than the Offeror); and

(b)                                subject to irrevocable and unqualified provisions that:

(i)	the bid will remain open for acceptance for at least 60 days from the date of the bid;

(ii)	the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii)

the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will also be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder pursuant to which the Shareholder (the “Locked-Up Person”) agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

(a)                               the terms of the agreement are publicly disclosed and a copy is publicly available;

(b)                               the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c)                                if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no “break fees” or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The Board of Directors may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan’s application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The Board of Directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the Board of Directors may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the Board of Directors has waived the application of the Rights Plan.

With Shareholder approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of “Beneficial Ownership” under the Rights Plan) from triggering a

Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

APPENDIX “B”
MANDATE OF THE BOARD OF DIRECTORS OF ENERPLUS CORPORATION

The primary responsibility of the Board of Directors is to supervise the management of Enerplus Corporation (the “Corporation”) to ensure its long-term success and to maximize Shareholder value.  Any responsibility which has not been delegated to management remains with the Board of Directors of the Corporation (the “Board”).

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the By-Laws of the Corporation, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Corporation and manages or supervises the business of the Corporation and its management.  The Board’s responsibilities include:

1.                                      Management Selection, Retention and Succession

•                                          Select, appoint and if necessary terminate the CEO

•                                          Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

•                                          Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•                                          Review its charter annually and recommend changes to the Board when necessary

•                                          Annually appoint directors to the following committees:

•                                          the Audit & Risk Management Committee

•                                          the Compensation & Human Resources Committee

•                                          the Corporate Governance & Nominating Committee

•                                          the Reserves Committee

•                                          the Safety & Social Responsibility Committee

and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•                                          At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•                                          Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•                                          Assess the CEO against corporate objectives approved by the Board

•                                          Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

B-1

•                                          Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

2.                                      Strategy

•                                          Review and approve the corporate objectives developed by the CEO

•                                          Review, adopt and monitor the Corporation’s strategic planning process

•                                          Monitor the Corporation’s performance in light of the approved strategic planning process

•                                          Adopt, annually, a strategic planning process to maximize Shareholder value

3.                                      Corporate Ethics and Integrity

•                                          Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of the code for officers and directors

•                                          Review and respond to potential conflict of interest situations

•                                          Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•                                          Approve corporate policies and other corporate protocols and controls

•                                          Approve the Corporation’s policy on public disclosure

•                                          Review, annually, its mandate and amend as deemed necessary

4.                                      Financial Responsibilities

•                                          Approve the annual audited financial statements of the Corporation as recommended by the Audit & Risk Management Committee

•                                          Approve the quarterly interim financial statements of the Corporation, as recommended by the Audit & Risk Management Committee

•                                          Recommend to the Shareholders the appointment of the Corporation’s external auditors, as recommended by the Audit & Risk Management Committee

•                                          Review and approve the Corporation’s operating budget

•                                          Review, as deemed necessary, approval authorities to the CEO and senior management

•                                          Approve financial commitments in excess of delegated approval authorities

•                                          Review and approve any material acquisitions, divestments and corporate reorganizations

•                                          Assess and approve any material securities offerings, financing or banking arrangements

B-2

Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone:  (403) 298-2200

Toll Free Telephone:  1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com